AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

AIM Advisors, Inc.

811-5424
Branch 18

SEC MAIL PROCESSING
RECEIVED
JUN 21 2006
WASH, D.C. 213 SECTION

June 16, 2006

VIA CERTIFIED MAIL/RRR

06041815

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Fund Derivative Plaintiffs' Motion for Leave to Amend the Consolidated Amended Fund Derivative Complaint with Exhibit A & B, Memorandum in Support of the Fund Derivative Plaintiffs' Motion for Leave to Amend the Consolidated Amended Fund Derivative Complaint with [Proposed] Order, Judge Motz Order Re: 48 (a) Claims** and **Revised [Proposed] Fund Derivative Order**, and **Fund Derivative Order** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland* and *L. Scott Karlin, Derivatively on Behalf of INVESCO Funds Group, Inc. v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

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Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

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061606 vtt

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG and T. ROWE PRICE	**Case No. 04-md-15864-FPS (Hon. J. Frederick Motz)**
This Document Relates To	
INVESCO FUNDS SUB-TRACK	
Karlin v. Amvescap PLC, *et al.*	**No. 04-819**

FUND DERIVATIVE PLAINTIFFS' MOTION FOR LEAVE TO AMEND THE
CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

The Fund Derivative Plaintiffs respectfully move this Court for leave to amend the Consolidated Amended Fund Derivative Complaint (the "Complaint") (D.I. 210), filed with this Court on September 30, 2004, to correct an inadvertent drafting error concerning the claims asserted against AIM Investment Services, Inc. ("AIM Services"), and, at the request of the Fund Family Defendants,[1] removes the names of three individual defendants, Ronald L. Grooms, William J. Galvin, and Robert H. Graham, who have been dismissed pursuant to a tolling agreement. The proposed amendment concerning AIM services clarifies that claims under

[1] The "Fund Family Defendants" refers to Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.) Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group; AIM Advisors, Inc.; AIM Investment Services, Inc.; AIM Distributors; Fund Management Company; Mark H. Williamson; Raymond R. Cunningham; Timothy Miller; Thomas Kolbe; Michael Legoski; and Michael Brugman.

Sections 36(b) and 47(b) of the Investment Company Act ("ICA") have been asserted against AIM Services, which is already a defendant in this action.[2]

In accordance with Local Rule 103(6)(d) of the United States District Court for the District of Maryland, counsel for the Fund Derivative Plaintiffs have conferred with counsel for AIM Services and the other Fund Family Defendants, and have obtained their consent to the relief sought herein. Filed concurrently herewith as Exhibit A is a "redline" of the proposed Second Consolidated Amended Fund Derivative Complaint (the "Second Amended Complaint") reflecting the proposed amendments to the Complaint. Also filed concurrently herewith as Exhibit B is a clean copy of the Second Amended Complaint which the Fund Derivative Plaintiffs request that the Court accept for filing.

WHEREFORE, Fund Derivative Plaintiffs request that this Court grant them leave to file the Second Amended Complaint and to enter an Order in the form attached to this motion.

Dated: June 9, 2006

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Aya Bouchedid
270 Madison Avenue
New York, NY 10016
(212) 545-4600

Counsel for Fund Derivative Plaintiffs

[2] By Memorandum Opinion dated November 3, 2005 (D.I. 614), this Court ruled that the Fund Derivative Plaintiffs had asserted a cognizable claim under Section 36(b) of the ICA, but dismissed the remaining claims asserted in the Complaint, including the claim under Section 47(b) of the ICA.

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG and T. ROWE PRICE	:	**Case No. 04-md-15864-FPS (Hon. Frederick P. Stamp)**
This Document Relates To	:	
INVESCO FUNDS SUB-TRACK		
Karlin v. Amvescap PLC, *et al.*		**No. 04-819**

SECOND CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiffs Cynthia Essenmacher; Silvana G. Della Camera; Felicia Bernstein, as custodian for Danielle Brooke Bernstein; Edward Casey; Tina Casey; Simon Denenberg; George L. Gorsuch; Pat B. Gorsuch; L. Scott Karlin; Henry Kramer; John E. Morrisey; Harry Schipper; Berty Kreisler; Gerson Smith; Cynthia Puleo; Zachary Alan Starr; Joshua Guttman; and Amy Sugin, derivatively on behalf of the mutual funds, trusts and corporations comprising the Invesco and AIM family of mutual funds (the "Invesco Funds" and the "AIM Funds," and, collectively, the "Funds"), hereby complain against the defendants as follows:

I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the

Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Directors of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Invesco family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such service agent fees, statement costs,

transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Invesco and AIM families, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Invesco and AIM families of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are

foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisers failed to detect and/or prevent market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[1]

[1] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were not adequately disclosed to or understood by the Directors of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the Directors' own duties to the Funds.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Directors of the Funds named in this Complaint and replacing them with independent Directors.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took

place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The Plaintiffs are as follows:

(a) Plaintiff Cynthia Essenmacher, a resident of Baltimore, Maryland, holds shares of Invesco Dynamics Fund and held such shares within the time frame relevant to the complaint.

(b) Plaintiff Silvana G. Della Camera, a resident of Norfolk, Massachusetts, holds shares of Invesco Dynamics Fund and Invesco Technology Fund and held such shares within the time frame relevant to the complaint.

(c) Plaintiff Felicia Bernstein, as custodian for Danielle Brooke Bernstein, a resident of Woodmere, New York, holds shares of AIM Blue Chip Fund and AIM Mid Cap Core Equity Fund and held such shares within the time frame relevant to the complaint.

(d) Edward Casey, a resident of Summit, New Jersey, holds shares of AIM Basic Value Fund and AIM Constellation Fund and held such shares within the time frame relevant to the complaint.

(e) Tina Casey, a resident of Summit, New Jersey, holds shares of AIM Constellation Fund and held such shares within the time frame relevant to the complaint.

(f) Simon Denenberg, a resident of Philadelphia, Pennsylvania, holds shares of AIM Constellation Fund and held such shares within the time frame relevant to the complaint.

(g) George L. Gorsuch, a resident of Corpus Christi, Texas, holds shares of Invesco Energy Fund and held such shares within the time frame relevant to the complaint.

(h) Pat B. Gorsuch, a resident of Corpus Christi, Texas, holds shares of Invesco Energy Fund and held such shares within the time frame relevant to the complaint.

(i) L. Scott Karlin, a resident of Tustin, California holds shares of AIM Large Cap Growth Fund fka Invesco Growth Fund and held such shares within the time frame relevant to the complaint.

(j) Henry Kramer, a resident of Ossining, New York, holds shares of Invesco Energy Fund and held such shares within the time frame relevant to the complaint.

(k) John E. Morrisey, a resident of Brighton, Massachusetts, holds shares of Invesco Utilities Fund and held such shares within the time frame relevant to the complaint.

(l) Harry Schipper, a resident of Teaneck, New Jersey, through his IRA, holds shares of AIM Blue Chip Fund and AIM Mid Cap Core Equity Fund, and held such shares within the time frame relevant to the complaint.

(m) Plaintiff Berty Kreisler, a resident of Woodmere, New York, holds shares of AIM Capital Development Fund and AIM Premier Equity Fund, and held such shares within the time frame relevant to the complaint.

(n) Plaintiff Gerson Smith, a resident of Long Beach, New York, holds shares of AIM International Growth Fund and held such shares within the time frame relevant to the complaint.

(o) Plaintiff Cynthia Puleo, a resident of Montville, New Jersey, holds shares in AIM Constellation Fund, and held such shares within the time frame relevant to the complaint.

(p) Plaintiff Zachary Alan Starr, a resident of East Quogue, New York, holds shares in AIM Short Term Bond Fund, and held such shares within the time frame relevant to the complaint.

(q) Plaintiff Joshua Guttman, a resident of New York, New York, holds shares in Invesco Advantage Health Sciences Fund, and held such shares within the time frame relevant to the complaint.

(r) Plaintiff Amy Sugin, a resident of New York, New York, holds shares in Invesco Health Sciences Fund, and held such shares within the time frame relevant to the complaint.

The Invesco/AIM Defendants

21. The Invesco/AIM Defendants are as follows:

(a) Defendant Amvescap, PLC ("Amvescap"), is a publicly traded United Kingdom company. Amvescap owns and operates AIM Investment Services, Inc. and Invesco Funds Group, Inc. Amvescap reports assets under management of $381 billion as of March 31, 2004, has approximately 11 million retail fund shareholders and manages 163 investment portfolios. Amvesco's corporate headquarters are located at 30 Finsbury Square, London, EC2A 1AG, England. Its domestic offices are located at 11 Greenway Plaza, Houston, Texas.

(b) Defendant Invesco Funds Group, Inc. ("IFG"), a Delaware corporation, is a wholly owned subsidiary of Amvescap and during the time frame relevant to this complaint – 2001 through November 24, 2003 – was the investment adviser of virtually all of the Invesco Funds. IFG also performed the functions of transfer agent, dividend disbursing agent, and registrar services for the Invesco family of mutual funds until October 1, 2003 when such functions became the duties of AIM Services. Invesco since 2000 has had as much as $48 billion of assets under management. Its headquarters are at 7800 East Union Avenue, Suite 800, Denver, Colorado, 80237.

(c) Defendant Invesco Distributors, Inc. ("IDI"), a Delaware corporation, is a wholly owned subsidiary of IFG and an indirect wholly owned subsidiary of Amvescap. IDI acted as distributor for Invesco funds until July 1, 2003, after which AIM Distributors, Inc., became the distributor of the Invesco funds.

(d) Defendant Invesco Institutional (N.A.), Inc. ("Invesco Institutional") served as the investment sub-adviser to, among others, the Invesco Dynamics Fund and the Invesco Small Company Growth Fund. Invesco Institutional is located at One Midtown Plaza, 1360 Peachtree Street N.E., Suite 100, Atlanta, Georgia 30309. Invesco Assets Management is a registered Investment Adviser under the Investment Advisers Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap.

(e) Defendant Invesco Assets Management Limited ("Invesco Assets Management") served as the investment sub-adviser to, among others, the Invesco European Fund and the Invesco International Growth Fund. Invesco Assets Management is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Assets Management is a registered Investment Adviser under the Investment Advisers Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap.

(f) Defendant Invesco Global Assets Management (N.A.) ("Invesco Global Assets") served as the investment sub-adviser to, among others, the Invesco International Blue Chip Fund. Invesco Global Assets is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Global Assets is a registered Investment Adviser under the Investment Advisers Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap. Invesco Institutional, Invesco Assets Management and Invesco Global Assets are collectively referred to as the "Sub-Adviser Defendants."

(g) Defendant AIM Management Group, Inc. ("AMG"), a Delaware corporation, is an indirect wholly owned subsidiary of Amvescap. Its headquarters are at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

(h) Defendant AIM Advisers, Inc. ("AIM"), a Delaware corporation, is a direct, wholly owned subsidiary of AMG. AIM was the investment adviser to all trusts and related portfolio funds of the AIM family of mutual funds throughout the time frame relevant to this complaint. As of November 25, 2003, AIM replaced IFG, as the investment adviser to all trusts and the related portfolio funds of the Invesco family of mutual funds, with the exception of the Invesco Variable Investment Funds, Inc. ("IVIF"). AIM replaced IFG, as the adviser for IVIF in April 2004. Its headquarters are at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. IFG and AIM are sometimes referred to as the "Adviser Defendants."

(i) Defendant AIM Investment Services, Inc. ("AIM Services"), a Delaware corporation, is a wholly owned subsidiary of AIM, which is, in turn, wholly-owned by Amvescap. AIM Services acted as the transfer agent, registrar, and dividend disbursing agent for the AIM Funds during the time frame relevant to this complaint. Beginning October 1, 2003, AIM Services performed the functions of transfer agent, dividend disbursing agent, and registrar services for the Invesco family of mutual funds. AIM Services is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046. Defendant AIM Advisers, Inc. ("AIM"), a Delaware corporation, is a direct, wholly owned subsidiary of AMG. Through AMG, AIM is an indirect, wholly owned subsidiary of Amvescap. AIM was the investment adviser to all trusts and related portfolio funds of the AIM family of mutual funds throughout the time frame relevant to this complaint. As of November 25, 2003, AIM replaced IFG, as the investment adviser to all trusts and the related portfolio funds of the Invesco family of mutual funds, with the exception of the Invesco Variable Investment Funds, Inc. ("IVIF"). AIM replaced IFG, as the adviser for IVIF in April 2004. Its headquarters are at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. IFG and AIM, and together the Sub-Adviser Defendants, are sometimes referred to as the "Adviser Defendants."

(j) Defendant AIM Distributors, Inc. ("ADI") is a Delaware corporation wholly owned by investment adviser AIM, which, in turn, is wholly owned by Amvescap. ADI acted as distributor for AIM Mutual Funds throughout the time frame relevant to this complaint and for the Invesco Mutual Funds beginning July 1, 2003 until present.

(k) Defendant Fund Management Company ("FMC"), a Texas corporation wholly owned by AIM, is a registered broker-dealer that acts as distributor for the institutional money market funds represented by AIM Services and is the distributor of AIM Institutional Funds through financial intermediaries. IDI, IDA and FMC are sometimes referred to as the "Distributor Defendants."

(l) The Adviser Defendants, the Sub-Adviser Defendants, AIM Services and the Distributor Defendants are sometimes referred to as the "Fund Defendants.")

Invesco Officer Defendants

(m) Defendant Mark H. Williamson ("Williamson"), a resident of Atlanta, Georgia, was President, Chief Executive Officer, and Chairman of the Board of the Funds at all times relevant to this complaint. On the Board, Williamson was a member of the Executive, Valuation, and Retirement Plan Committees. Williamson also served as Chief Executive Officer of Amvescap's Managed Products Division, Chief Executive Officer of IFG, Chief Executive Officer of IDI and Chairman of the Board of IFG and IDI at all times relevant to this complaint.

(n) Defendant Raymond R. Cunningham ("Cunningham"), a resident of Houston, Texas, was Vice President and a Director of the Funds at all times relevant to this complaint. Cunningham was also President and Chief Operating Officer of IFG and President of IDI at all times relevant to this complaint. In addition, Cunningham served as a director of IFG and IDI at all times relevant to this complaint.

(o) Defendant Timothy Miller ("Miller"), employed in Denver, Colorado, was, at all relevant times, IFG's Senior Portfolio Manager and Chief Investment Officer, and was required to sign off on all timing arrangements.

(p) Defendant Thomas Kolbe ("Kolbe"), a resident of Englewood, Colorado, was, at all relevant times, IFG's Senior Vice President, National Sales, and issued policies that applied to market timers, such as Canary.

(q) Defendant Michael Legoski ("Legoski"), a resident of Conifer, Colorado, was an Assistant Vice-President of IFG and the head of IFG's "timing desk" from 2000-2003. Legoski was responsible for monitoring the "Special Situations" at IFG.

(r) Defendant Michael Brugman ("Brugman"), was Vice-President of IFG and an IFG wholesaler for the Northeast Region. Brugman used his position at IFG to provide market timing capacity in the Invesco Funds to timers, in return for providing the market timing capacity, Brugman received substantial consultant fees from the market timers.

Invesco Director Defendants

(s) Defendant Fred A. Deering ("Deering"), a resident of Denver, Colorado, was Vice Chairman of the Board of Directors and served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. Deering served as a member of the Executive, Audit, Valuation, Legal, Insurance, and Nominating Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Deering received $116,000 for his service on the Board.

(t) Defendant Victor L. Andrews, Ph.D. ("Andrews"), a resident of Savannah, Georgia, served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. Andrews served as a member of the Investments and Management Liaison, Derivatives, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Andrews received $99,700 for his service on the Board.

(u) Defendant Bob R. Baker ("Baker"), a resident of Castle Rock, Colorado, is 67 years of age and has served as a Director since at least 1997. Baker served as a member of the Executive, Valuation, Investments and Management Liaison, Brokerage, Nominating, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Baker received $102,700 for his service on the Board.

(v) Defendant Lawrence H. Budner ("Budner"), a resident of Dallas, Texas, served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. Baker served as a member of the Audit, Brokerage, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Budner received $98,700 for his service on the Board.

(w) Defendant James T. Bunch ("Bunch"), a resident of Denver, Colorado, is 61 years of age and has served as a Director since 2000. Bunch served as a member of the Investments and Management Liaison, Brokerage, and Nominating Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Bunch received $92,350 for his service on the Board.

(x) Defendant Gerald J. Lewis ("Lewis"), a resident of San Diego, California, is 70 years of age and has served as a Director since 2000. Lewis served as a member of the Audit, Derivatives, and Legal Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Lewis received $95,350 for his service on the Board.

(y) Defendant John W. McIntyre ("McIntyre"), a resident of Atlanta, Georgia, served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. McIntyre served as a member of the

Executive, Audit, Valuation, Brokerage, and Legal Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, McIntyre received $117,050 for his service on the Board.

(z) Defendant Larry Soll, Ph.D. ("Soll"), a resident of Boulder, Colorado, is 61 years of age and has served as a Director since 1997. Soll served as a member of the Investments and Management Liaison, Derivatives, Nominating, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Soll received $111,900 for his service on the Board.

~~(z)Defendant Ronald L. Grooms, a resident of Englewood, Colorado, was Chief Accounting Officer, Chief Financial Officer, and Treasurer of the Funds, Senior Vice President, Treasurer of IFG, and Senior Vice President and Treasurer of IDI, and a Director of IFG and IDI at all times relevant to this complaint.~~

~~(aa)Defendant William J. Galvin, Jr., a resident of Highlands Ranch, Colorado, was Assistant Secretary of the Funds, Senior Vice President and Assistant Secretary of IFG, Senior Vice President and Assistant Secretary of IDI, and a Director of IFG and IDI at all times relevant to this complaint.~~

AIM Director Defendants

~~(bb)Defendant Robert H. Graham, as a resident of Gilberton, Alabama, was President, Chief Executive Officer, and Chairman of the Board of Directors of AIM funds at all times relevant to this complaint. During the relevant period Graham also was or recently had been: Director, Chairman, President & CEO of AMG; Director and Vice Chairman of AMVESCAP; Chairman of AMVESCAP – AIM Division; Director, Chairman and President of~~

~~AIM; Director and Chairman of AIM Capital Management, Inc., ADI, AIM Fund Services, Inc., and FMC; and Chief Executive Officer of AMVESCAP – Managed Products.~~

~~(dd)~~(aa) Defendant Frank S. Bayley ("Bayley"), a resident of San Francisco, California, is 65 years of age and has been a Director of AIM trusts since 2001, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Bayley served on the Audit, Investments, and Director Nomination and Compensation Committees, and during the fiscal year ended October 31, 2003, he received $159,000 for his services as director and director.

~~(ee)~~(bb) Defendant Bruce L. Crockett ("Crockett"), a resident of Oxon Hill, Maryland, is 60 years of age and has been a Trustee of AIM trusts since 1993, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period Crockett served as Chair on the Director Nomination and Compensation Committee, and also served on the Audit and Investments Committees. During the fiscal year ended ended October 31, 2003, he received $160,000 for his services as trustee and director.

~~(ff)~~(cc) Defendant Albert R. Dowden ("Dowden"), a resident of Steamboat Springs, Colorado, is 63 years of age and has been a Trustee of AIM trusts since 2000, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Dowden served on the Audit and Investment Committees, as Vice-Chair and Chair, respectively, and also served on the Director Nomination and Compensation Committee. During the fiscal year ended October 31, 2003, Dowden received $159,000 for his services as a trustee and director for AIM funds.

~~(gg)~~(dd) Defendant Edward K. Dunn, Jr. ("Dunn"), a resident of Baltimore, Maryland, is 69 years of age and has been a Trustee of AIM trusts since 1998 and, prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Dunn served as chair on the Audit and Director Nomination and Compensation Committees and also served on the Investment and Valuation Committees, as well as the Market Timing Committee that was set up in 2003 and never met during that fiscal year. During the fiscal year ended October 31, 2003, he received $160,000 for his services as trustee and director.

~~(hh)~~(ee) Defendant Jack M. Fields ("Fields"), a resident of Humble, Texas, is 52 years of age and has been a Trustee of AIM trusts since 1997, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Fields served on the Audit, Investments and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, he received $159,000 for his services as trustee and director

~~(ii)~~(ff) Defendant Carl Frischiling ("Frischiling"), a resident of New York, New York, is 67 years of age and has been a Trustee of AIM trusts since 1988, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Frischiling served on the Audit, Investments, and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, he received $160,000 for his services as trustee and director.

~~(jj)~~(gg)Defendant Prema Mathai-Davis ("Mathai-Davis"), a resident of New York, New York, is 54 years of age and has been a Trustee of AIM trusts since 1998, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Mathai-Davis served on the Audit, Investments and Directors Nomination and Compensation Committees, during the fiscal year ended October 31, 2003, Dr. Mathai-Davis received $160,000 for service as trustee and director.

~~(kk)~~(hh) Defendant Lewis F. Pennock ("Pennock"), a resident of Houston, Texas is 64 years of age and has been a trustee of AIM trusts since 1988, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Pennock served on the Valuation Committees as Chair, and also served on the Audit, Investments, and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, Pennock received $160,000 for service as trustee and director.

~~(ll)~~(ii) Defendant Ruth H. Quigley ("Quigley"), a resident of Visalia, California, is 69 years of age and has been a Trustee of AIM trusts since 2001, and, prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Quigley served on the Valuation Committee as vice chair, and also served on the Audit, Investments, and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, she received $160,000 for her services as trustee and director.

~~(mm)~~(jj) Defendant Louis S. Sklar ("Sklar"), a resident of Houston, Texas, is 65 years of age and has been a Trustee of AIM trusts since 1989, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Sklar served on the as chair on the Investments Committee, and also served on the Audit and Director Nomination and Compensation

Committees. During the fiscal year ended October 31, 2003, he received $160,000 for his services as trustee and director.

~~(nn)~~(kk) Defendant Owen Daly II ("Daly"), a resident of Pawley, North Carolina, is 79 years of age and was a trustee and director of AIM trusts until he retired in December 2001. During the relevant period, he was vice chair of the Valuation Committee, and also served on the Audit, Investments and Director Nomination and Compensation Committees. In 2001, he received $111,500 in compensation for his services as trustee and director.

~~(oo)~~(ll) In addition, Defendant Mark H. Williamson became a trustee in early 2003. He is an interested person of the Funds because he is an officer and director of the adviser to, and a director of the principal underwriter of, the Funds.

Fund Family Structure

22. In November 2003, Amvesco, the indirect parent of IFG and AIM, merged the Invesco and AIM Funds. Prior to the consolidation, the investment companies that offered the Invesco Funds were Maryland corporations, and each had the same 12-member Board of Directors. Prior to the consolidation, AIM was comprised of nine Delaware trusts, which offered mutual funds as "series" of the trusts, and ten Maryland corporations. Each of the corporations had the same 12 Directors and each of the trusts had the same 12 Trustees, and the AIM Directors and Trustees were the same individuals. Currently, there are 19 open-end investment companies, all of which are Delaware Trusts, under the Invesco and AIM brand names, with combined assets of over $148 million. The 19 Trusts offer 40 different "series" of mutual funds. The Trusts all share the same 12 Trustees. Except as appropriate, for ease of reference, the Directors of the pre-consolidation Invesco funds, and the Directors and Trustees of the pre-

consolidation AIM, will be collectively referred to as the "Directors" or the "Director Defendants").

23. The Fund Directors are charged with the responsibility for overseeing the management of the corporations and trusts that comprise the Funds. The Directors have ultimate responsibility for all major decisions concerning the Funds, including choosing the investment advisers, and evaluating, negotiating and approving all of the advisory, management, marketing, distribution and other agreements for the Funds.

24. The Directors are appointed by the other members of the Board of Directors, either in response to or in anticipation of a vacancy on the Board, and served indefinite terms. The shareholders have the power to vote to elect or remove Directors only in the event that a meeting of shareholders is called for that express purpose.

25. At all times relevant to this complaint, there were ten standing committees of the Invesco Board of Directors, including an Audit Committee; the Investments and Management Liaison Committee, which met quarterly with "various management personnel of INVESCO in order to facilitate better understanding of management and operations of the Company ... in furtherance of the board of Directors' overall duty of supervision;" and the Derivatives Committee, which reviewed derivative investments made by the Funds.

26. The Directors hold legal title to the assets of the Funds and are responsible for protecting the interests of the Funds, for general oversight of each of the Funds' businesses, and for assuring that the Funds are managed in the best interest of shareholders. The Directors retained IFG and AIM, respectively, to make investment decisions, advise and manage the Funds, and serve as the Funds' Investment Advisers.

27. During all relevant periods, the Adviser Defendants were parties to Investment Advisory Agreements or Sub-Advisory Agreements (collectively, "Advisory Agreements") to manage and advise the Invesco and AIM Funds, as appropriate. The Advisory Agreements are subject to yearly renewal after the original two year term, which must be approved by a majority of the independent Directors of the Funds.

28. The Distributor Defendants are broker-dealers registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). The Distribution Agreements are subject to yearly renewal after the original two year term, which must be approved by a majority of the independent Directors of the Funds.

29. Each of the Invesco/AIM Defendants, including the Director, Adviser, Distributor and Officer Defendants, owed to the Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and, under the Investment Company Act, owed the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, the duty not to place their own financial interests above those of the Funds and their shareholders, and the duty of full and candid disclosure of all material facts thereto.

30. Each of the Invesco/AIM Defendants, including the Director, Adviser, Distributor and Officer Defendants, owed to the Funds and their shareholders the fiduciary duty not to engage in deceptive contrivances or schemes, acts or transactions or courses of business that operate as a fraud on the Funds and their shareholders. The acts of the Invesco/AIM Defendants alleged in the Complaint is conduct that constitutes willful misfeasance, bad faith, gross negligence or reckless disregard to their duties to the Funds.

31. Additional defendants are as follows:

(a) Defendant Aurum Securities Corp. ("Aurum"), a California corporation, is a registered investment adviser and broker-dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

(b) Defendant Aurum Capital Management Corp. ("Aurum Capital"), a California corporation, is a registered investment advisory firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(c) Defendant Golden Gate Financial Group, LLC ("Golden Gate"), a Delaware limited liability company, is a registered investment adviser and broker-dealer founded in May 2002. It is located at 900 North Point, Suite D-405, San Francisco, California. Its principals have been providing investment management services to high net worth individuals and institutions since 1991. Two of the principals formerly were executives of Aurum and Aurum Capital. Because Aurum, Aurum Capital and Golden Gate are affiliated and collectively participated in the late trading and timing scheme alleged here, they collectively will be referred to as the "Aurum Defendants." Golden Gate was an active participant in the unlawful scheme alleged herein.

(d) Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina.[2] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

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[2] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

(e) Defendant Banc of America Securities LLC ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(f) Defendant Bank of America, N.A. ("BOA N.A.") is a wholly-owned subsidiary of defendant BOA headquartered at 100 N. Tryon Street, Charlotte, North Carolina.

(g) Defendant Bear Stearns & Co. Inc. ("Bear Sterns") is a global investment bank and securities trading and brokerage firm, which knowingly participated in Canary's timing. It is incorporated in Delaware, with its principal Worldwide Headquarters at 383 Madison Avenue, New York, NY 10179. During the relevant period, it acted as clearing broker for Brean Murray and Kaplan and made late trades possible through its acceptance of trades between 4:30 and 5:30.

(h) Canary Capital Partners, LLC ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Canary Capital Partners, Ltd. ("CCP Ltd.") is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(i) Edward J. Stern ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

(j) Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(k) Defendant Canadian Imperial Bank of Commerce ("CIBC") is a bank and provider of financial services, incorporated in Canada, with its principal place of business 199 Bay Street, Toronto, ON, N5L 1A2, Canada. CIBC World Markets Corp., a Delaware corporation, is the investment arm of CIBC, with its principal place of business at 161 Bay Street, BCE Place, Toronto, ON, M5J 258, Canada.

(l) Defendant Circle Trust Company ("Circle Trust") is an investment management company chartered by the state of Connecticut, with its principal offices at Metro Center, One Station Place, Suite 30, Stamford, Connecticut, 06908. Circle Trust cleared timing transactions in Invesco funds.

(m) Defendant Ryan Goldberg ("Goldberg") is a registered broker-dealer who was employed by Brean Murray, Inc. Goldberg introduced timers, including Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Goldberg further engaged in the market timing scheme by arranging for the execution of timing trades on behalf of Canary and other timers. In addition, Goldberg sold "under the radar" timing to various brokers and hedge funds involved in market timing.

(n) Defendant Michael Grady ("Grady") is a registered broker-dealer who was employed by Brean Murray, Inc. Grady introduced timers, including Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Grady further engaged in the market timing scheme by arranging for the execution of timing trades on behalf of Canary and other timers. In addition, Grady sold "under the radar" timing to various brokers and hedge funds involved in market timing.

(o) Defendant Kaplan & Co. Securities, Inc. ("Kaplan"), a Florida corporation, is a registered investment adviser and broker-dealer headquartered at 150 East Palmetto Park Road, Suite 150, Boca Raton, Florida, 33432. Among other things, Kaplan is a retailer of mutual funds and variable life insurance or annuities. Kaplan introduced timers, including Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Kaplan further engaged in the market timing scheme by executing timed trades on behalf of Canary and other timers. In addition, Kaplan sold "under the radar" timing to various brokers and hedge funds involved in market timing. In addition, Kaplan offered, through its various clearers, late trading capacity both for negotiated and "under the radar" timing.

(p) Defendant JP Morgan Chase & Co., a Delaware corporation, is a provider of global financial services including investment banking, securities and other financial services, with its principal place of business at 270 Park Avenue, New York, New York. JP Morgan Chase Bank, Inc., a Delaware corporation, is a wholly owned subsidiary of JP Morgan Chase & Co., which provides investment banking services. JP Morgan Securities, Inc., a Delaware corporation, is a subsidiary of JP Morgan Chase & Co., which provides investment banking and brokerage services. All of these entities are referred to as "JP Morgan."

(q) Oppenheimer & Co, Inc. ("Oppenheimer"), a New York corporation with its principal offices at 125 Broad Street, New York, New York, is a broker-dealer offering a full range of brokerage services. Oppenheimer is a wholly owned subsidiary of Oppenheimer Holdings Inc., Canadian corporation headquartered at 20 Eglinton Avenue West, Suite 1110, Toronto, Ontario, M4R 1K8 Canada.

(r) Pritchard Capital Partners LLC ("Pritchard"), a Louisiana limited liability company, is a registered investment adviser and broker-dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful scheme alleged herein.

(s) Defendant Tija Management is a brokerage firm specializing in the private placement of securities. During the relevant time period, Tija Management was known as The Wall Street Discount Corporation ("WSD"). Tija Management maintains its principal place of business at 100 Wall St. New York, NY, 10005.

(t) Defendant Trautman Wasserman & Company, Inc. ("Trautman"), a Delaware corporation, is a registered investment adviser and broker-dealer headquartered at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

32. The Nominal defendants are the Invesco Funds and the AIM Funds and all trusts and corporations that comprise the Invesco Funds and AIM Funds that were managed by IFG and AIM. The Invesco Funds and the AIM Funds were merged as of November 25, 2003.

IV. STATEMENT OF FACTS

A. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and creating new funds in the fund family.

37. Whether the Funds are comprised of corporations or trusts, or, as is the case with the AIM Funds, both, the Fund Directors typically are the same individuals and have the same responsibilities, the only difference between Trustees being the form of entity they serve. Directors have ultimate responsibility for the Funds.

38. Each of the Invesco and AIM Funds was created and sponsored by its adviser (IFG and AIM, respectively), and each is managed under the supervision of twelve Directors. The same set of Directors have supervised all the Invesco and AIM Funds, respectively, at all times relevant hereto, and their meetings for the Invesco and AIM Funds, respectively, occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same Directors, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de facto* entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Invesco family of funds, and on behalf of the entire AIM family of funds, which were merged after the period of wrongdoing alleged in this complaint, as well as on behalf of the particular funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the Directors or

Trustees retain ultimate responsibility for the fund. The adviser will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee based on the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) <u>NAV Pricing</u>

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not

always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) Market Timing Transactions

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual

fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will

not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities

may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) Late Trading

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[3] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access

[3] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary – in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. Eastern Time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information

submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) Mutual Fund "Short Selling" Strategy

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it

becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[4] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

(6) <u>Market Timing Is Easy to Detect and Has Been Well-Known Since 1997</u>

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States

[4] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York

markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only

approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[5]

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing – *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.

---

[5] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.*

> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the person proposing a special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those

12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very

profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Sihpol III ("Sihpol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Sihpol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of

mutual funds offered by BOA and other mutual fund companies. The SEC charged Sihpol[6] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> *"Manual" Late Trading at BAS*
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.
>
> *Late Trading Through BAS' Electronic System*
>
> 17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.
>
> 18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades

[6] Sihpol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

> were reconciled, Sihpol or a member of his team discarded the document.
>
> 19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.
>
> 20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.
>
> 21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of ***third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation*** in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their

involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and ***other mutual funds through Bank of America***." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, ***it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again***.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, ***BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families***.

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2

billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

110. Defendant BAS, by providing the box to the Aurum Defendants, Trautman and Pritchard, facilitated their late trading and timing in the Invesco and AIM Funds, as follows:

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
INVESCO Technology Fund-Inv	11,368,067	288,195,973	291,594,538
INVESCO Dynamics Fun-Inv.	25,409,035	379,352,755	381,298,852
INVESCO Telecomm. Inv.	640,530	22,622,152	23,001,711
INVESCO Growth Inv	930,964	3,690,911	3,773,740
INVESCO Growth & Inc. Inv.	66,433	1,126,691	1,087,098
INVESCO Small Co. Gr. Inv.	15,819,212	159,587,953	159,507,324
TOTAL:	54,234,241	$854,576,435	$860,263,263

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
AIM Euroland Growth A	20,967,673	212,450,297	214,576,231
AIM Int'l Equity A	20,786,564	294,184,927	295,783,447
AIM Global Agg Growth A	12,100,233	160,876,704	161,898,678
AIM Global Growth C	995,767	11,500,000	11,936,399
AIM Asian Growth A	499,677	4,228,135	4,286,193
AIM European Develop A	476,325	8,538,479	8,583,577
AIM Global Growth A	1,506,285	24,108,964	24,143,323
EZ Comm Trade	644,963	5,020,701	5,043,455

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
Tech			
AIM Developing Mkts A	53,829	376,200	385,230
AIM Cap Development A	293,994	4,910,929	4,918,605
AIM European Small Co A	148,094	1,204,003	1,207,700
AIM Tax-Free Interm	25,022	285,000	288,654
AIM Capital US High Yield	29,267	249,358	250,566
AIM Capital Europe Develop A	32,625	246,316	246,642
AIM AIM Blue Chip A	14	200	194
AIM Constellation A	8	200	193
AIM Ltd Mat Treas Ret	7,558	79,633	79,858
AIM Capital Global Gth Fd-A	1,255,241	11,338,090	11,334,279
AIM Mid Cap Equity A	78,405	1,952,651	1,941,259
AIM Aggressive Growth A	243,593	2,494,425	2,482,633
AIM Value A	82,987	989,201	973,450
AIM Intermediate Govt A	7,769,482	71,286,197	71,245,780
AIM Income A	3,182,298	21,345,733	21,299,784
AIM Japan Growth Fund A	878,647	6,609,621	6,429,459
TOTAL:	72,037,550	$844,275,964	$849,335,315

111. Defendant BAS, by providing the box to Canary, facilitated Canary's late trading and timing in the Invesco and AIM Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Dynamics Fund-Inv.	352,409,426	4,023,571,806	4,039,709,009
INVESCO Telecomm Inv.	57,726,744	562,581,487	567,446,332
INVESCO Core Equity Inv	25,979,266	257,802,413	260,558,697
INVESCO Technology Fund-Inv	5,969,694	114,139,066	116,052,595
INVESCO Financials Svc Inv	1,580,558	35,519,774	35,889,178
INVESCO Health Sci Inv	39,749,873	1,596,948,461	1,597,266,585
TOTAL:	483,415,560	$6,590,563,007	$6,616,922,396

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	572,920	8,279,705	8,337,875
AIM European Develop A	142,375	2,397,866	2,430,320
AIM Global Aggr Growth A	431,682	5,603,024	5,625,664
AIM Euroland Growth A	26,000	268,582	280,022
AIM Intermediate Govt A	180,847	1,665,911	1,641,660
AIM Income A	694,531	4,663,846	4,634,885
TOTAL:	2,048,356	$22,878,934	$22,950,426

Canary

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, including the Invesco Funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Sihpol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary executed a total of $6,763,856,389 in late trading and timing trades in the Funds through its own BAS box and a BAS box provided to Trautman.

Aurum

114. As set forth above, the Aurum Defendants, Trautman and Pritchard were brokers/timers that had agreements with BAS that enabled them to late trade and time mutual funds through the BAS "box." These defendants late traded and timed mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

115. The Aurum Defendants, which had the box since about late 1999 or early 2000, late traded and timed the Invesco and AIM Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Dynamics Fund-Inv.	13,360,248	233,878,449	235,200,336
INVESCO Technology Fund-Inv	2,997,595	110,818,118	111,950,573
INVESCO Telecomm Inv	640,530	22,622,152	23,001,711
INVESCO Small Co Gr Inv	1,033,254	19,956,634	20,062,529
INVESCO Growth Inv	930,964	3,690,911	3,773,740
INVESCO Growth & Inc Inv	66,433	392,092,955	395,075,986
TOTAL:	19,029,024	$392,092,955	$395,075,986

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Cap Development A	283,994	4,910,929	4,918,605
AIM Blue Chip A	14	200	194
AIM Constellation A	8	200	193
AIM Mid Cap Equity A	78,405	1,952,651	1,941,259
AIM Value A	82,987	989,201	973,450
AIM Aggressive Growth A	185,672	1,979,320	1,962,068
TOTAL:	631,078	$9,832,501	$9,795,769

116. The Aurum Defendants late traded and timed the Invesco Funds on their own account, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Small Co Gr Inv	3,423	49,103	59,263
INVESCO Technology Fund-Inv	441	29,200	37,011
INVESCO Dynamics Fund-Inv	4	100	102
INVESCO Growth Inv	1,216	9,100	8,939
TOTAL:	5,084	$87,503	$105,314

Trautman

117. Trautman, which had the box since about early 2001, late traded and timed the Invesco and AIM Funds as follows:

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Technology Fund Inv	8,370,472	177,377,855	179,643,966
TOTAL:	8,370,472	$177,377,855	$179,643,966

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Euroland Growth A	20,967,673	212,450,297	214,576,231
AIM Intl Equity A	13,201,996	197,259,234	198,447,600
AIM Global Aggr Growth A	12,100,233	160,876,704	161,898,678
AIM Global Growth C	995,767	11,500,000	11,936,399

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM European Develop A	337,924	6,339,293	6,381,014
AIM Global Growth A	1,495,705	23,979,670	24,012,548
AIM Capital Global Gth Fd-A	532,427	4,953,061	4,977,757
EZ-Comm Trade Technologies	383,777	2,959,482	2,980,257
AIM Aggressive Growth A	57,921	515,105	520,566
AIM Income A	2,635,967	17,814,117	17,760,941
AIM Intermediate Govt A	5,975,483	54,621,860	54,560,374
AIM Japan Growth Fund-A	878,647	6,609,621	6,429,459
TOTAL:	59,563,519	$699,878,444	$704,481,822

118. Trautman also late traded and timed the AIM Funds on behalf of Canary, as follows:

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	7,230,067	103,115,195	104,128,021
Aim Euroland Growth A	1,830,915	18,442,957	18,870,092
AIM Intermediate Gov A	109,060	975,000	984,625
TOTAL:	9,170,042	$122,533,152	$123,983,567

119. Trautman late traded and timed the Invesco and AIM Funds on its own account, as follows:

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
INVESCO Technology Fund-Inv	720,536	17,636,101	17,651,769
TOTAL:	720,536	$17,636,101	$17,651,769

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
AIM Intl Equity A	1	10	10
AIM Intermediate Govt A	0	1	1
AIM Global Aggr Growth A	0	2	2
TOTAL:	1	$14	$13

Pritchard

120. Pritchard, which had the box since about early 2003, late traded and timed the Invesco and AIM Funds, as follows:

Fund	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
INVESCO Dynamics Fund-Inv	12,048,787	145,474,306	146,098,516
INVESCO Small Co Gr. Inv.	14,785,958	139,631,319	139,444,795
TOTAL:	26,834,745	$285,105,625	$285,543,311

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	7,584,568	96,925,693	97,335,846
AIM Asian Growth A	488,677	4,228,135	4,286,193
AIM Intermediate Govt A	1,793,999	16,664,337	16,685,406
AIM Developing Mkts A	53,829	376,200	385,230
AIM Income A	546,331	3,531,616	3,538,843
AIM European Small Co A	148,094	1,204,003	1,207,700
AIM Tax-Free Interm	25,022	285,000	288,654
AIM European Develop A	138,401	2,199,186	2,202,563
EZ-Comm Trade Technologies	261,186	2,061,219	2,063,197
AIM Global Growth A	10,581	129,294	130,775
AIM Capital US High Yield-A	29,267	249,358	250,566
AIM Capital Europe Develop-A	32,625	246,316	246,642
AIM Ltd Mat Treas Ret	7,558	79,633	79,585
AIM Capital Global Gth Fd-A	722,815	6,385,029	6,356.522
TOTAL:	11,842,953	$134,656,019	$135,057,724

121. The late trading and timing orders that were processed through the box consisted of both "under the radar" late trading and timing, and late trading and timing arranged between the Aurum Defendants, Trautman, and Pritchard, or their intermediaries, on the one hand, and mutual fund advisers, on the other hand. Upon information and belief, these defendants, or their intermediaries, received wrap fees for providing under the radar or negotiated late trading/timing capacity in mutual funds.

122. Even where late trading and timing was "under the radar," mutual fund advisers knew that funds were being timed by the sheer volume of asset turnover in the funds. One advantage to the brokers and timers that late traded and/or timed "under the radar" – as the Aurum Defendants, Trautman and Pritchard sometimes did – was that they avoided paying wrap fees to the mutual fund families. Where there was a negotiated timing arrangement with a mutual fund family, the defendants often shared wrap fees they received with the mutual fund family advisers.

[¶¶123-250 ARE INTENTIONALLY LEFT BLANK]

(8) <u>Impact of Market Timing</u>

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing

generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including Trustee or Director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is

true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as Director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's

NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Timing at Invesco and AIM

(1) Background of Timing at Invesco

264. Timing at Invesco was extremely institutionalized IFG had a "timing desk" headed by defendant Legoski; a hierarchy for soliciting, negotiating and approving timing arrangements that went up to IFG's CEO, defendant Cunningham; and a well-oiled system for increasing fees collected from the Invesco Funds. IFG and the Individual Defendants entered into direct agreements not only with market timers, but with brokers and other intermediaries, such as registered investment advisers ("RIA's"), who could bring other market timers in to the Funds for the specific purpose of timing the Funds, in the process, reaping huge profits which caused dollar-for-dollar losses to the Invesco Funds.

265. For example, Canary had its single largest single trade at IFG and its timing assets in the Funds rose to $300 million at the peak of its timing. Another timer had even more timing assets – $1 billion – in the Funds.

266. IFG had a special policy it formulated that applied only to market timers, which it referred to as the "Special Situations" policy. In an October 8, 2001 memorandum, defendant Legoski set forth IFG's timing policy:

> I have requested that we only work with Adviser [sic] who can bring us substantial assets and also follow our limitations.
>
> ***Minimum dollar amount is $25 million.***
>
> Invest only in those IFG funds we clear for them and then at a ***maximum dollar amount.***
>
> ***When out of the market the money must stay in our Money Market or one of our bond funds.*** (Emphasis added.)

267. None of the timers that had the benefit of the Special Situations policy had written agreements with IFG, because IFG and the Individual Defendants wanted to make sure that the timing in the Invesco Funds, and the Special Situations policy itself, remained secret. The policy stated that "[n]o written document identifying the agreement will be developed. All aspects of the agreement will be reviewed on the phone."

268. In order to be considered for IFG's market timing program, a prospective timer was required to complete an application that, among other things, required the timer to disclose whether it had timing relationships with other mutual fund families, its method of timing, and a summary of the timing it intended to carry out at IFG.

269. IFG approved the applications of many of the timers, especially if they were large hedge funds that could move huge amount of funds in and out of the Invesco Funds, which commensurately increased the fees that IFG would receive from the Funds. Many of these timers were brought to IFG by broker-dealers and other intermediaries who received "wrap fees" from the timers, in addition to 12b-1 fees from Invesco Funds, which the Officer Defendants knew was an economic incentive that guaranteed IFG new timing money in the Funds. In January of 2003, Legoski wrote in a memorandum that IFG had 33 broker-dealers who had been "brought on board in the last 1.5 years." He also boasted that there were 40 registered investment advisers "who in some cases have been with the firm for over 10 years." One broker-dealer,

defendant Brean Murray, had about $56 million in timing assets in the Funds. As of January 2003, IFG had total timing assets of $628 million. In the summer of 2002, the amount of timing assets at IFG was even higher – nearly $1 billion.

270. In his January 2003 memorandum, Legoski also reviewed the particular Invesco Funds that were most frequently timed but noted that "***you will find timing in every one of our funds to some extent. Except those with redemption fees where the fee has not been waived.***" (Emphasis added.) Of course, redemption fees were regularly waived for the timers who were part of the Special Situations program.

271. In a March 11, 2003 memorandum, defendants Kolbe, and Legoski set forth IFG's Special Situations policy about "sticky assets":

> ***Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded***
>
> ***This money will follow prospectus guidelines***
>
> It can be traded a maximum of 4 times a year per prospectus
>
> * * * *
>
> All Special Situations must use [Invesco] money Market Funds when out of the market (Emphasis added.)

272. IFG's policy of prohibiting "active trading" and enforcing the prospectus exchange rule in funds that hold sticky assets makes clear that IFG and the Officer Defendants knew that timing harmed the Funds.

273. In a June 2, 2003 memorandum to defendants Cunningham and Kolbe, Legoski indicated that timing activity in some Invesco Funds should be reduced. Legoski listed 28 RIA's who violated the Invesco prospectus by exceeding four exchanges per year, without permission, and noted that one of them had made ***82 round trips in a single year in the Small Company Growth Fund.*** Legoski stated that RIA's should be limited to "10 sells per fund or less for a 12

month period of time," which, of course, also exceeded four exchanges per year permitted in the prospectus.

274. IFG continued to solicit timers and allowed them to time the Funds, all the while increasing IFG's coffers and lining the Individual Defendants' pockets, until the NYAG's investigation began in July 2003.

(2) <u>The Regulatory Complaints</u>

275. After an investigation that began in July 2003 and exploded in the first scandal in the mutual fund industry with the filing of the NYAG's complaint against Canary in September 2003, on December 2, 2003, the NYAG filed a complaint against IFG and Cunningham charging them with fraud, and seeking to permanently enjoin them from offering mutual funds to the public.

276. On December 2, 2003, the SEC filed a complaint (the "SEC Complaint") against IFG and Cunningham, which included much of the same allegations as the NYAG Complaint. The SEC charged IFG and Cunningham with breaching their fiduciary duties to the Funds and with securities fraud, and sought permanent injunctions against IFG and Cunningham, disgorgement of ill-gotten gains, and civil penalties.

277. On December 2, 2003, the Colorado Attorney General also filed a complaint against IFG in connection with the market timing it knowingly solicited and permitted to be carried out in the Invesco Funds.

(3) <u>The Market Timing Deal With Canary</u>

278. As set forth in the SEC Complaint, throughout the period of Canary's timing, IFG and the Officer Defendants permitted Canary to time the Funds with impunity, and caused great harm to the Funds:

> Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled ***$10.4 billion,*** more than twice the overall size of the fund. When all timing activity in Dynamics fund's C shares (the shares most favored by timers like Canary) was aggregated by Lummanick, he arrived at an annual turnover rate of more than ***6000%*** (six thousand percent) for 2002.
>
> * * * *
>
> This type of trading was extremely profitable for Invesco's approved timers. For example, Canary timed the Invesco Dynamics fund as it declined, pursuing a hedged trading strategy that allowed it to benefit from the fund's losses. During the two-year period it realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During this same period buy-and-hold investors in the Dynamics fund ***lost*** 34%. (Emphasis in original.)

279. The more money Canary invested in the Invesco funds, the more money IFG made. The NYAG concluded that IFG "promoted arrangements that permitted market timing by favored institutional clients in return for infusions of assets that generated management fees."

280. IFG specifically granted Canary permission to time the Invesco Funds and, in exchange, Canary agreed to park money in IFG money market and hedge funds which assured a steady flow of fees to IFG. Notably, the sticky assets "invested" by Canary and other market-timers and late-traders were invariably parked in funds where market-timing and late-trading was strictly forbidden.

281. Throughout the period of Canary's timing, IFG regularly provided Canary with detailed breakdowns of the portfolios of the target funds. This enhanced Canary's timing ability by providing them additional information as to when it was most advantageous to exit a short term mutual fund position. Furthermore, the reports allowed Canary to short sell the stocks that

the portfolios contained, to front-run the mutual funds' own active stock investment sales, and to hedge its short term positions with the Invesco Funds.

282. Canary's relationship with IFG started in spring 2001, when Stern first met defendant Brugman, IFG's wholesaler for the Northeast region. After several meetings, Stern and Brugman had agreed on the terms of the timing arrangement with Invesco. In late summer 2001, Canary began timing Invesco Funds. By fall of 2001, Canary had about $70 to $80 million in timing assets in the Invesco Funds, which Stern was actively using to time the Funds.

283. In about spring 2002, Canary significantly increased its timing in Invesco, both in terms of frequency and volume. At that time, Canary had over $100 million in timing assets in the Invesco Funds. The frequency of the timing had so increased that Canary employees would receive calls from Brugman relaying information from IFG to slow down the timing, and to not time at month-end, when IFG would be closing its books for the month.

284. At about the same time, defendant Legoski became actively and personally involved in Canary's timing. He contacted Canary and asked for daily e-mails relating to Canary's timing activity. Legoski wanted IFG to have a coordinated approach to dealing with Canary's timing, including regular communications among Stern, Brugman and the portfolio managers. Legoski wanted to formalize IFG's timing relationship with Canary, and treat is as "one big account."

285. In the fall of 2002, Canary began to lose capacity in some of the better Invesco funds, such as the sector funds. Stern had a conference call with Bill Kiethler, the portfolio manager of an Invesco technology fund, with assets of $300 million, in which Canary had $15 million in timing assets. Kiethler was unhappy about the timing and suspected late trading.

286. In early winter 2002/2003, Stern asked Brugman to set up a meeting with senior executives at IFG to make sure that IFG was not averse to Canary's continued timing of the Invesco Funds. Stern met with Cunningham and Anthony Robbins, Vice President of Sales at IFG, in New York. Cunningham expressed appreciation for Canary's timing business and told Stern that Brugman had won an award for being the wholesaler of the year at IFG. At the meeting, it was decided that Robbins would be in charge of Canary's timing going forward.

287. In or around the beginning of 2003, Brugman set up a conference call with Stern and Ira Cohen ("Cohen") of AIM to explore Canary's timing the AIM Funds. Cohen told Stern that he had spoken with IFG executives who told him that Canary was the "ideal timer." Cohen also told Stern that, while timing Invesco Funds was inconsistent with the Invesco prospectuses, AIM faced no such problem, and offered Stern timing capacity in the AIM Funds of 10 round trips per year. At around this time, Canary had $300 million in timing assets in the Invesco Funds and decided not to take the timing capacity in the AIM Funds.

288. In about late January 2003, Brugman telephoned Stern and told him that Canary should stop timing for about a week, because IFG was in the process of reviewing all timing activity. Subsequently, defendant Kolbe, head of sales at IFG, telephoned Stern and told him to be patient with Invesco, and that while Canary would lose some timing capacity, IFG would not put a stop to Canary's timing in the Invesco Funds. Canary's timing capacity was gradually reduced from $300 million to $80 million.

(4) <u>The Invesco Funds Prospectus</u>

289. The Invesco Funds prospectus provides:

> ***You may*** make ***up to four exchanges out of each Fund per twelve-month period***, but you may be subject to a redemption fee (Investor Class only) described below.

> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund. Notice of all such modification or termination that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940. (Emphasis added)

290. IFG's Special Situations customers timed the Funds up to 82 times per year. IFG and the Individual Defendants knew this, and knew timing harmed the Funds. IFG and the Individual Defendants could not have concluded that "modifying" the Prospectus's exchange policy for the Special Situations timers "was in the best interests" of the Funds.

(5) **<u>The Advisers Knew of the Harm Caused by the Market Timing</u>**

291. In a June 26, 2002 e-mail to Cunningham, an IFG employee detailed the market timing that was going on at Invesco, and flatly stated that this activity not only was inconsistent with the Fund prospectuses, but caused great harm to the Invesco Funds:

> ***During the month of June, the Dynamics fund has experienced significant shareholder inflows and outflows that appear to be caused by market timing activity.*** The daily shareholder activity amounts have ranged from $76 million to $113 million to $198 million to a high of $260 million. There is a clear trend that the money flows in either in one or two days then is out either the next day or within two days. ***This pattern is disruptive to the portfolio management of the fund and has caused overdrafts as well as additional purchases and sales of securities.*** The amounts of the daily activity have clearly been increasing to a material percentage of the fund's assets (the high so far this month was 5.25% TNA on 6/19/02).
>
> * * * *
>
> ***This type of activity is not in the best interests of the other fund shareholders.*** (Emphasis added.)

292. The Dynamics Fund was one of the Invesco Funds that was regularly timed by Canary.

293. A January 15, 2003 memo from Jim Lummanick, IFG's Chief Compliance Officer, to Cunningham entitled "Market-Timing Disclosure In Prospectuses of the INVESCO Mutual Funds," provides, in pertinent part:

> ***Activity of market timers in many of the INVESCO Mutual Funds is at high levels.*** Whether the level of such activity is acceptable is a business decision that has legal and compliance impacts. ***Regardless of the levels of market timing permitted, INVESCO probably should amend its present prospectus disclosure.***
>
> * * * *
>
> ***INVESCO is becoming known as a timer-friendly complex. Although this may not be our intent, we are recognized as such on websites, such as SAAFTI's, designed for market timers. INVESCO appears, at least to the outside world, to have made a de facto business decision to permit (or at least not discourage) market timing*** unless it materially interferes with the ability of a portfolio manager to manage investments. It could be argued that INVESCO effectively has waived the four round trip limitations contained in its prospectuses for many accounts. ***Those at IFG who deal with market timers estimate that between $700 million and $1 billion of the assets in the INVESCO Mutual Funds at any given time are attributable to market timers*** .... (Emphasis added).

294. The memo makes clear that the Adviser Defendants were not only aware that high levels of market timing was occurring at Invesco, but that they ***knew*** that timing harmed the Funds.

295. Lummanick also outlined the deleterious impact of market timing on portfolio managers' ability to effectively manage the Funds:

> ***By causing frequent inflows and outflows, market-timing investors impact the investment style of a Fund.*** For example, a portfolio manager may need to buy or sell securities or hold cash at times that are contrary to his or her views of the best strategy in the current market, or may even invest in securities that provide extreme liquidity at the expense of performance. ***In short, market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO***

would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies. (Emphasis added.)

(6) IFG's Failure to Inform the Trustees of the Market Timing in the Funds

296. Despite knowing of the harm caused by market timing, IFG never notified the Directors that they were permitting selected investors to time the Invesco Funds. They did not tell the Directors of the Special Situation policy. IFG never disclosed to the Directors that they had a conflict of interest resulting from the increased management fees they received as a result of having approved timers in the Funds. IFG never disclosed to the Directors that they routinely did not enforce the exchange limitation in the prospectuses. Cunningham, a director of the Funds, attended board meetings, but never disclosed the truth to the board.

(7) Timing In The AIM Funds

297. AIM has been exposed as having had at least 10 arrangements with select investors that allowed them to trade rapidly or market time AIM funds. Moreover, there is some indication that AIM struck the arrangements on its own, separate from Invesco's own efforts to woo market timers. AIM also sought the Special Situation clients as a source of increasing management fee revenues, and similarly kept secret their existence, acts constituting willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

(8) **Regulatory Settlements**

298. On August 30, 2004, defendant Kolbe entered into a settlement agreement with the SEC, pursuant to which, among other things, he was barred from acting as an investment adviser and agreed to pay a civil penalty of $150,000. On the same day, the SEC also settled with Miller and Legoski, barring each from the securities industry for at least a year and ordering them to pay $150,000 and $40,000, respectively.

299. On September 8, 2004, the SEC and the NYAG announced a $450 million joint settlement in principle with IFG and AIM in connection with the market timing that occurred in the Invesco and AIM Funds, respectively. The monetary settlement was for $450 million, and IFG and AIM agreed to reduce fees charged to investors by $75 million over the next five years. IFG reached a separate settlement with the Colorado AG for $1.5 million to cover attorneys' fees and investor education.

300. The next day, on September 9, 2004, the SEC and NYAG announced that they reached a tentative settlement with defendant Cunningham that required him to pay a $500,000 penalty and to be banned from the securities industry for two years. Cunningham also agreed to be banned for five years from serving as an officer or director in the securities industry.

(9) **Fees Collected From the Invesco and AIM Funds**

301. While allowing market timers and late traders to fleece the Funds, the Adviser and Distributor Defendants, and their affiliates, earned outrageous fees from the Funds.

302. Most of the advisory fees received by the Adviser Defendants accrue daily and are based on the annual rate of each portfolio fund's average net assets. In addition to investment advisory fees, the Advisers receive substantial transfer fees calculated on an annual per shareholder account basis, or, for certain omnibus accounts, on a per participant per year basis. While some of these fees were paid to third parties or affiliates, some of the omnibus account-

related fees were retained by IFG or AIM. As of October 1, 2003, AIM Fund Services, Inc. replaced IFG as the transfer agents; both transfer agencies are Amvescap companies.

303. In addition to advisory and transfer fees, Advisers receives fees for administrative, accounting, and clerical services pursuant to an Administrative Services Agreement that provides for an annual fee of $10,000.00 per fund portfolio, plus an additional amount calculated at an annual rate of 0.045% of average net assets.

304. The Distributor Defendants also receive distribution fees from the Funds. The distribution fees are paid pursuant to Rule 12b-1 for compensation related to marketing, advertising, promotional, and sales expenditures incurred by the distributor and are calculated as a percentage of the average annual net assets with the fees allocated by classes of stock and a portfolio fund status as open or closed.

305. The Adviser Defendants and the Distributor Defendants, and their affiliates, received approximately the following fees per year (for the last complete fiscal year for which there is available data). On the basis of this data, the table below also estimates the approximate fees received by these Defendants over a period of six years:

Type of Fee	**INVESCO** **Most Recent Complete Fiscal Year**	**AIM** **Most Recent Complete Fiscal Year**
Advisory	$86,793,100	$343,295,910
Administrative	$6,975,505	$9,604,844
Custodian	$2,590,454	$7,968,536
12b-1	$37,150,850	$288,546,719
Transfer Agent	$73,216,150	$174,254,915
Director Compensation	$1,026,336	$1,219,282
Professional Fees	$1,140,244	$220,847
Registration and Filing	$945,451	$295,763
Shareholder Reports	$2,890,141	$0
Printing and Postage	$751,712	$46,145
Other Expenses	$5,988,415	$23,490,889

Total Fees	**$219,468,358**	**$848,943,850**

(10) **Breach of the Advisory and Other Contracts**

306. Prior to their consolidation in November 2003, both the Invesco Funds and the AIM Funds had a common form Investment Management Agreement or Advisory Agreement with IFG and AIM respectively, pursuant to which IFG and AIM each served as Adviser, to the Invesco Funds and the AIM Funds. The Advisory Agreements had substantially similar terms. Each of these Advisory Agreements is for an initial term of two years and is renewable annually through a majority vote of the "disinterested" members of the Board of Directors.

307. IFG entered in to an Advisory Agreement dated February 28, 1997 with the Invesco Funds. The Advisory Agreement provides for the Invesco Funds to pay IFG up to 60 basis points of the net assets under management, calculated on a daily basis and paid monthly, in return for its investment advisory services. AIM entered into a substantially similar Advisory Agreement with the AIM Funds.

308. Each of the form Advisory Agreements requires the Adviser to fulfill its advisory functions in full compliance with state and federal law, corporate governance documents, and Fund policies and procedures with all reasonable effort and diligence. By way of example, the form IFG Advisory Agreement for Invesco Funds provides:

> Avoidance of Inconsistent Positions and Compliance with Laws. In connection with purchases or sales of securities for the investment portfolio of the Fund's four Portfolios, neither the Adviser nor its officers or employees, will act as a principal or agent for any party other than the Fund's four Portfolios or receive any commissions. The Adviser will comply with all applicable laws in acting hereunder including, without limitation, the 1940 Act; the Investment Advisers Act of 1940, as amended; and all rules and regulations duly promulgated under the foregoing.

309. Similarly the form AIM Advisers for the AIM Funds provides:

> Compliance with Applicable Requirements. In carrying out its obligations under this Agreement, the Adviser shall at all times conform to:
>
> (a) all applicable provisions of the 1940 Act and the Advisers Act and any rules and regulations adopted thereunder;
>
> (b) the provisions of the registration statement of the Company, as the same may be amended from time to time under the Securities Act of 1933 and the 1940 Act;
>
> (c) the provisions of the Charter, as the same may be amended from time to time;
>
> (d) the provisions of the by-laws of the Company, as the same may be amended from time to time; and
>
> (e) any other applicable provisions of the state, federal or foreign law.

310. Each of the form Advisory Agreements also requires the Adviser to act in accordance with the stated policies in the Prospectuses. By way of example, the form IFG Advisory Agreement for Invesco funds provides:

> The Adviser agrees to perform, or arrange for the performance of, the following specific services for the Fund:
>
> To maintain a continuous investment program for the Fund's four Portfolios, consistent with (i) the Portfolios' investment policies as set forth in the Fund's Articles of Incorporation, Bylaws, and Registration Statement, as from time to time amended, under the Investment Company Act of 1940, as amended (the "1940 Act"), and in any prospectus and/or statement of additional information of the Fund or any Portfolio of the Fund, as from time to time amended and in use under the Securities Act of 1933, as amended, and (ii) the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended.

311. Prior to their consolidation in November, 2003, both the Invesco Funds and the AIM Funds also entered into a common form Distribution Agreement respectively with The Distributor Defendants. The Distribution Agreements have substantially similar terms. Each of

these Distribution Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the Board of Directors.

312. The Distributor Defendants contracted to market and sell shares in the Invesco Funds and to do so in accordance with the requirements of Rule 12b-1 of the ICA.

313. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the fund company and its shareholders. IDI and ADI breached their contractual obligations set forth in the Distribution Agreement when they permitted the Funds to be timed, which harmed the Funds.

(11) <u>Allegations Against The Additional Defendants</u>

a) <u>BOA N.A.'s Financing of Canary's Timing in Invesco Funds</u>

314. Defendant BOA N.A., as part of the package of late-trading and timing services BOA and BAS agreed to provide to Canary, financed Canary's late trading and market timing in the Funds. BOA also provided financing for Canary's "swap" transactions, which were arranged through BOA's "swaps desk."

315. Canary created a limited liability company, "Cockatiel," which had four subsidiaries, and opened accounts at BOA under their names to effectuate the timing and short selling transactions funded by BOA.

316. On July 26, 2001, BOA and Canary executed a "Credit Agreement," which gave Canary a revolving credit facility of $70 million. The amount of timing financing available from BOA increased over time. Canary used this financing to time a number of mutual funds, including the Invesco and AIM Funds.

317. BOA charged Canary LIBOR + 150 basis points for providing 2:1 leverage on straight late trading and timing transactions. Swap transactions required higher leverage,

sometimes as high as 6:1. With swap transactions, BOA generally was the account holder, with a security interest in the assets of the account, which, until the closing of the swap transaction, would consist of Canary's mutual fund shares. BOA would lend Canary funds and, at the appropriate time, Canary would use the funds to execute the swap transaction, and deposit the proceeds in BOA's account. Canary would pay BOA a set commission for the necessary purchases and sales, and BOA would return to Canary the profit on the transaction minus a 2% fee for providing the financing.

318. Canary's timing assets in the Funds were used as collateral for the BOA financings. The proposed loan facility of June 13, 2002 notes that "[r]epresentatives from BAS and Nationsfunds have confirmed that our [BOA] collateral can be liquidated in one day. Since the loan's inception, full positions in various mutual fund investments have been liquidated in one day ***with the largest being** *$28MM in the Alliance Mid-Cap Growth Fund and* **$24MM in the Invesco Cash Reserves Fund.***"

319. BOA's financing of Canary's wrongful late trading and timing not only dramatically increased Canary's ability to late trade and time the Funds, and thereby caused greater harm to the Funds, but resulted in handsome profits for BOA for its known wrongful conduct. Bank of America charged Canary a fee for these services and activities, which Canary paid.

b) Ryan Goldberg and Michael Grady

320. In the summer of 2001, Goldberg and Grady, both of whom were employed at Brean Murray, offered timing capacity in the Invesco Funds to various market timers, including Canary. In addition, Goldberg and Grady offered late trading capability through Brean Murray's clearers, including Security Trust Company and Bear Stearns.

321. In the summer of 2001, Goldberg and Grady opened accounts for Canary at Brean Murray for the express purpose of market timing and late trading the Invesco Funds.

322. Goldberg and Grady charged Canary a wrap fee of 130 basis points for arranging this negotiated timing capacity, which Canary paid.

c) **Bear Stearns**

323. During the relevant period, Bear Stearns served as the clearing broker for Brean Murray and Kaplan with respect to the timing being done in Canary accounts in Invesco Funds, and made such timing possible by processing after hours trades.

324. On August 15, 2001, Noah Lerner sent e-mails to other Canary personnel setting forth changes to procedures for trading Invesco funds, which included the instruction that Brean Murray must receive such requests by 5:10, because they needed to "***get them into Bear Sterns by 5:30***" in order to execute the late trades. (Emphasis added.)

325. Bear Stearns charged a fee for providing these clearing services, which Canary paid.

d) **CIBC**

326. During the relevant period, CIBC lent money to timers, including to Canary, to finance timing trades, including by executing swap transactions, and provided a clearing platform to execute timing trades, in a number of mutual funds, including the Funds.

327. CIBC's financing and clearing activities increased timers' ability to time the Funds, which gave rise to additional harm to in the Funds.

328. Upon information and belief, CIBC charged fees for the services it provided to facilitate timing.

e) **Circle Trust**

329. Circle Trust provided clearing services for timers, including Canary, and Canary used these services for clearing timing transactions in Invesco.

330. For example, on July 19, 2001 Andrew Goodwin of Canary sent an email to Sam Whittle and Wade Fox of Circle Trust, listing funds to be set up on its clearing platform, which included 17 funds for omnibus trading, including Invesco Funds.

331. On information and belief, Circle Trust charged Canary a fee for providing these services, which Canary paid.

f) **Kaplan & Co. Securities**

332. Beginning no later than early 2001, Kaplan repeatedly offered negotiated timing capacity in Invesco and AIM funds to Canary. Kaplan also offered late trading capability in Invesco Funds to Canary. Canary accepted such timing capacity and late trading access from Kaplan, and often timed through them. Kaplan cleared its trades through, among others, the Bear Stearns clearing platform.

333. On February 1, 2001, Laurence Liebowitz ("Liebowitz") of Kaplan e-mailed to Lerner a list of funds that were available for timing, which included the AIM Constellation Fund, the AIM Aggressive Growth Fund, the Invesco Dynamics Fund, and the Invesco Small Company Growth Fund.

334. Kaplan charged a wrap fee of 1.25% for providing this negotiated timing capacity in Invesco, which Canary paid. Kaplan also charged a fee for late trading services, which Canary also paid.

g) **Oppenheimer & Co.**

335. During the relevant period, Oppenheimer provided a clearing platform to execute timing trades, in a number of mutual funds, including the Funds.

336. Oppenheimer's clearing activities increased timers' ability to time the Funds, which gave rise to additional harm to in the Funds.

337. Upon information and belief, Oppenheimer charged fees for the services it provided to facilitate timing.

h) Wall Street Discount

338. WSD was the first broker to offer capacity in Invesco to Canary. Some, if not all, of the capacity offered by WSD was negotiated capacity timing.

339. In early 2001, Justin Morcom, a WSD broker, offered $25 to 50 million of timing capacity in Invesco funds to Canary. On April 28, 2001, Justin Morcom e-mailed to Noah Lerner a list of available timing capacity in Invesco:

Invesco Balanced – (MABX)-5mill
Invesco Dynamics – (FIDYX)-35mill
Inveseco Equity Income – (FIIX) – 12mill
Invesco Financial Services – (FSFSX) – 6mill
Invesco Health Science – (FHLSX) – 15mill
Invesco Technology Fund – (FTCHX)- 30mill
Invesco Telecommunications – (ISWCS)-15mill

340. Canary accepted some, if not most, of the negotiated timing capacity offered by WSD, for which it paid wrap fees of 2.5 to 5 bps to WSD.

341. WSD charged wrap fees of 2.5% to 5% to Canary for providing timing capacity, which Canary paid.

[¶¶ 342 THROUGH 500 ARE INTENTIONALLY LEFT BLANK]

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Directors of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties, because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Directors are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Directors effectively serve at the pleasure of the Adviser Defendants. Additionally, the respective Directors of the Invesco Funds and the AIM Funds serve on the boards of virtually all of the funds in those fund families and are paid for this service with substantial Directors' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser Defendants when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Directors have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Directors' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors and Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled *"Mutual Funds Fight the 'Market Timers,'"* the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Directors of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

(g) Even though the Directors have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Directors either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Directors and Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Directors have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Directors either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Directors' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Directors done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Directors failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Directors' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Directors' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Directors have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Directors so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Directors ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Directors are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Directors have failed for a lengthy time period to take action to recover for the Funds the damages they have suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Directors' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Directors' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Directors from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Directors who served on the Audit Committee of the Funds, since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

[¶¶ 503 - 600 ARE INTENTIONALLY LEFT BLANK]

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The FundAdviser, Sub-Adviser and Distributor Defendants)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. The Funds are registered investment companies within the meaning of the ICA.

603. The Adviser Defendants are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. AIM Services, theThe Sub-Adviser and Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt

of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Directors' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the Directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Directors by use of false or misleading information, or by failing to disclose information material to the Directors' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent Directors.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Defendants' decision regarding fees and/or other compensation under advisory and/or other agreements,

including in particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the Directors of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT (Against Amvescap, Williamson, Cunnningham, the Director, Adviser and Distributor Defendants)

618. Plaintiff incorporates by reference all paragraphs 1 through 500 above, except for paragraphs 501 through 600 relating to demand, as if set forth herein.

619. The Funds are registered investment companies.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Distributor Defendants act as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

622. The Director Defendants are Directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Defendants Amvescap, Williamson and Cunningham, by virtue of their ownership, position and responsibilities for managing and directing the activities of the Adviser and the Distributor Defendants, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Distributor Defendants, and the Director Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the Directors to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the Directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. Plaintiffs believe after a reasonable opportunity to conduct discovery, the evidence will show that the Adviser Defendants and the Distributor Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the Directors of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. Plaintiffs believe after a reasonable opportunity to conduct discovery, the evidence will show that the Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants, the Distributor Defendants, and the Director Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (Against the FundAdviser, Sub-Adviser and Distributor Defendants)

633. Plaintiff incorporates by reference all paragraphs 1 through 500 and paragraphs 501 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Sub-Adviser, the Distributor, AIM Services and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser, Sub-Adviser and the Distributor Defendants)

637. Plaintiff incorporates by reference paragraphs 1 through 500 and paragraphs 501 and 600 above as if set forth herein.

638. The Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants are investment advisers within the meaning of the IAA.

639. The Funds are clients of the Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their

facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment advisory agreements between the Adviser Defendants, the Sub-Adviser Defendants or the Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against Amvescap, Williamson, Cunningham and The Director Defendants)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. Amvescap, Williamson, Cunningham and the Director Defendants, (the "Control Person Defendants"), directly or indirectly, caused the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against the Adviser, the Sub-Adviser, the Distributor and the Director Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Sub-Adviser Defendants, the Distributor Defendants, and the Director Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against the Adviser, the Sub-Adviser, the Distributor and the Director Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Sub-Adviser Defendants, the Distributor Defendants, and the Director Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against the Adviser, Sub-Adviser and the Distributor Defendants)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. The Funds and the Adviser Defendants have entered into Advisory Contracts which are renewed annually.

657. The Funds have fully performed their obligations under the Advisory Agreement.

658. The Advisory Agreements required and require the Adviser Defendants to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

659. The Advisory Agreements required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

660. Plaintiffs believe after a reasonable opportunity for further investigation and discovery, the evidence will show that the Sub-Advisory Agreements likewise required the Sub-

Advisers to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

661. Plaintiffs believe after a reasonable opportunity for further investigation and discovery, the evidence will show will show that the Sub-Advisory Agreements likewise required the Sub-Advisers to comply with the rules and regulations of the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

662. The Funds and the Distributor Defendants have entered into Distribution Agreements which are renewed annually

663. The Funds have fully performed their obligations under the Distribution Agreements.

664. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the Funds.

665. The Distributor Defendants breached the Distribution Agreements by permitting market timing in the Funds, which does not benefit the Funds.

666. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Adviser, Sub-Adviser, and Distributor Defendants are liable.

COUNT VIII

BREACH OF CONTRACT
(Against Certain Additional Defendants)

667. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

668. Upon information and belief, throughout the relevant period, BAS and the Adviser Defendants were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

669. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

670. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

671. Upon information and belief, under the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendants agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

672. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

673. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and

timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule.

674. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

675. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against The Additional Defendants)

676. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

677. The Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

678. The Additional Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

679. The Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

680. The Additional Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

681. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

682. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

683. Defendants received a benefit in the profits they earned as a result of their unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

684. Justice and equity require that the Defendants not be allowed to retain those profits.

685. Justice and equity require that Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT
(Against The Additional Defendants)

686. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

687. The Adviser Defendants and the Funds are parties to the Investment Advisory Agreement.

688. The Adviser Defendants breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

689. The Additional Defendants knew of the existence of the Investment Advisory Agreement between the Adviser Defendants and the Funds, and knew its terms.

690. The Additional Defendants knowingly and intentionally induced the Adviser Defendants to breach that contract and interfered with the Advisers' present and future performance of the Investment Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Investment Advisory Agreement.

691. The Additional Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Investment Advisory Agreements and cause such breaches of the Investment Advisory Contract and did in fact cause breaches of such contract.

692. The conduct of the Additional Defendants was improper and without justification or privilege.

693. As a direct and proximate result of Additional Defendants wrongful conduct, the Additional Defendants are jointly and severally liable to the Funds for harm to the Funds and are liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

694. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

695. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

696. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

697. The Director Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

698. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

699. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Directors of the Funds named in this Complaint and replacing them with independent Directors;

B. Removing the Adviser Defendants, the Sub-Adviser and the Distributor Defendants;

C. Rescinding the management and other contracts for the Funds with the Adviser, the Sub-Adviser, the Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: June 9, 2006~~June 9, 2006June 8, 2006~~ WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: /s/

Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP

Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

LILLEY & GARCIA LLP

Charles W. Lilley
Moses Garcia
1600 Stout Street
Suite 1100
Denver, Colorado 80202
(303) 293-9800

Fund Derivative Plaintiffs' Steering Committee

FARUQI & FARUQI LLP

Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983 - 9330

Fund Derivative Plaintiffs' Counsel

Exhibit A

New Plaintiffs
Felicia Bernstein, as custodian for Danielle Brooke Bernstein
Edward Casey
Tina Casey
Silvana G. Della Camera
Simon Denenberg
Cynthia Essenmacher
Joshua Guttman
Berty Kreisler
John E. Morrissey
Harry Schipper
Gerson Smith
Amy Sugin

New Defendants
Invesco Distributors, Inc.
Invesco Institutional (N.A.), Inc.
Invesco Assets Management Limited
Invesco Global Assets Management (N.A.)
AIM Management Group, Inc.
AIM Investment Services, Inc.
AIM Distributors, Inc.
Fund Management Company
Mark H. Williamson
Raymond R. Cunningham
Timothy Miller
Thomas Kolbe
Michael Legoski
Michael Brugman
Fred A. Deering
Victor L. Andrews, Ph.D.
Bob R. Baker
Lawrence H. Budner
James T. Bunch
Gerald J. Lewis
John W. McIntyre
Larry Soll, Ph.D.

New Defendants (cont'd)
~~Ronald L. Grooms~~
~~William J. Galvin, Jr.~~
~~Robert H. Graham~~
Frank S. Bayley
Bruce L. Crockett
Albert R. Downden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Owen Daly II
Aurum Securities Corp.
Aurum Capital Management Corp.
Golden Gate Financial Group, LLC
Bank of America Corp.
Banc of America Securities LLC
Bank of America, N.A.
Bear Stearns & Co. Inc.
Edward J. Stern
Canadian Imperial Bank of Commerce
Circle Trust Company
Ryan Goldberg
Michael Grady
Kaplan & Co. Securities, Inc.
JP Morgan Chase & Co.
Oppenheimer & Co., Inc.
Pritchard Capital Partners, LLC
Tija Management
Trautman Wasserman & Company, Inc.

Dropped Plaintiffs
None

REDLINE 441215

EXHIBIT B

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG and T. ROWE PRICE	: : : :	**Case No. 04-md-15864-FPS (Hon. Frederick P. Stamp)**
This Document Relates To	:	
INVESCO FUNDS SUB-TRACK		
Karlin v. Amvescap PLC, *et al.*		**No. 04-819**

SECOND CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Plaintiffs Cynthia Essenmacher; Silvana G. Della Camera; Felicia Bernstein, as custodian for Danielle Brooke Bernstein; Edward Casey; Tina Casey; Simon Denenberg; George L. Gorsuch; Pat B. Gorsuch; L. Scott Karlin; Henry Kramer; John E. Morrisey; Harry Schipper; Berty Kreisler; Gerson Smith; Cynthia Puleo; Zachary Alan Starr; Joshua Guttman; and Amy Sugin, derivatively on behalf of the mutual funds, trusts and corporations comprising the Invesco and AIM family of mutual funds (the "Invesco Funds" and the "AIM Funds," and, collectively, the "Funds"), hereby complain against the defendants as follows:

I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the

Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Directors of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Invesco family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such service agent fees, statement costs,

transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Invesco and AIM families, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Invesco and AIM families of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are

foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisers failed to detect and/or prevent market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[1]

[1] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were not adequately disclosed to or understood by the Directors of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the Directors' own duties to the Funds.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the Funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Directors of the Funds named in this Complaint and replacing them with independent Directors.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took

place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The Plaintiffs are as follows:

(a) Plaintiff Cynthia Essenmacher, a resident of Baltimore, Maryland, holds shares of Invesco Dynamics Fund and held such shares within the time frame relevant to the complaint.

(b) Plaintiff Silvana G. Della Camera, a resident of Norfolk, Massachusetts, holds shares of Invesco Dynamics Fund and Invesco Technology Fund and held such shares within the time frame relevant to the complaint.

(c) Plaintiff Felicia Bernstein, as custodian for Danielle Brooke Bernstein, a resident of Woodmere, New York, holds shares of AIM Blue Chip Fund and AIM Mid Cap Core Equity Fund and held such shares within the time frame relevant to the complaint.

(d) Edward Casey, a resident of Summit, New Jersey, holds shares of AIM Basic Value Fund and AIM Constellation Fund and held such shares within the time frame relevant to the complaint.

(e) Tina Casey, a resident of Summit, New Jersey, holds shares of AIM Constellation Fund and held such shares within the time frame relevant to the complaint.

(f) Simon Denenberg, a resident of Philadelphia, Pennsylvania, holds shares of AIM Constellation Fund and held such shares within the time frame relevant to the complaint.

(g) George L. Gorsuch, a resident of Corpus Christi, Texas, holds shares of Invesco Energy Fund and held such shares within the time frame relevant to the complaint.

(h) Pat B. Gorsuch, a resident of Corpus Christi, Texas, holds shares of Invesco Energy Fund and held such shares within the time frame relevant to the complaint.

(i) L. Scott Karlin, a resident of Tustin, California holds shares of AIM Large Cap Growth Fund fka Invesco Growth Fund and held such shares within the time frame relevant to the complaint.

(j) Henry Kramer, a resident of Ossining, New York, holds shares of Invesco Energy Fund and held such shares within the time frame relevant to the complaint.

(k) John E. Morrisey, a resident of Brighton, Massachusetts, holds shares of Invesco Utilities Fund and held such shares within the time frame relevant to the complaint.

(l) Harry Schipper, a resident of Teaneck, New Jersey, through his IRA, holds shares of AIM Blue Chip Fund and AIM Mid Cap Core Equity Fund, and held such shares within the time frame relevant to the complaint.

(m) Plaintiff Berty Kreisler, a resident of Woodmere, New York, holds shares of AIM Capital Development Fund and AIM Premier Equity Fund, and held such shares within the time frame relevant to the complaint.

(n) Plaintiff Gerson Smith, a resident of Long Beach, New York, holds shares of AIM International Growth Fund and held such shares within the time frame relevant to the complaint.

(o) Plaintiff Cynthia Puleo, a resident of Montville, New Jersey, holds shares in AIM Constellation Fund, and held such shares within the time frame relevant to the complaint.

(p) Plaintiff Zachary Alan Starr, a resident of East Quogue, New York, holds shares in AIM Short Term Bond Fund, and held such shares within the time frame relevant to the complaint.

(q) Plaintiff Joshua Guttman, a resident of New York, New York, holds shares in Invesco Advantage Health Sciences Fund, and held such shares within the time frame relevant to the complaint.

(r) Plaintiff Amy Sugin, a resident of New York, New York, holds shares in Invesco Health Sciences Fund, and held such shares within the time frame relevant to the complaint.

The Invesco/AIM Defendants

21. The Invesco/AIM Defendants are as follows:

(a) Defendant Amvescap, PLC ("Amvescap"), is a publicly traded United Kingdom company. Amvescap owns and operates AIM Investment Services, Inc. and Invesco Funds Group, Inc. Amvescap reports assets under management of $381 billion as of March 31, 2004, has approximately 11 million retail fund shareholders and manages 163 investment portfolios. Amvesco's corporate headquarters are located at 30 Finsbury Square, London, EC2A 1AG, England. Its domestic offices are located at 11 Greenway Plaza, Houston, Texas.

(b) Defendant Invesco Funds Group, Inc. ("IFG"), a Delaware corporation, is a wholly owned subsidiary of Amvescap and during the time frame relevant to this complaint – 2001 through November 24, 2003 – was the investment adviser of virtually all of the Invesco Funds. IFG also performed the functions of transfer agent, dividend disbursing agent, and registrar services for the Invesco family of mutual funds until October 1, 2003 when such functions became the duties of AIM Services. Invesco since 2000 has had as much as $48 billion of assets under management. Its headquarters are at 7800 East Union Avenue, Suite 800, Denver, Colorado, 80237.

(c) Defendant Invesco Distributors, Inc. ("IDI"), a Delaware corporation, is a wholly owned subsidiary of IFG and an indirect wholly owned subsidiary of Amvescap. IDI acted as distributor for Invesco funds until July 1, 2003, after which AIM Distributors, Inc., became the distributor of the Invesco funds.

(d) Defendant Invesco Institutional (N.A.), Inc. ("Invesco Institutional") served as the investment sub-adviser to, among others, the Invesco Dynamics Fund and the Invesco Small Company Growth Fund. Invesco Institutional is located at One Midtown Plaza, 1360 Peachtree Street N.E., Suite 100, Atlanta, Georgia 30309. Invesco Assets Management is a registered Investment Adviser under the Investment Advisers Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap.

(e) Defendant Invesco Assets Management Limited ("Invesco Assets Management") served as the investment sub-adviser to, among others, the Invesco European Fund and the Invesco International Growth Fund. Invesco Assets Management is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Assets Management is a registered Investment Adviser under the Investment Advisers Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap.

(f) Defendant Invesco Global Assets Management (N.A.) ("Invesco Global Assets") served as the investment sub-adviser to, among others, the Invesco International Blue Chip Fund. Invesco Global Assets is located at 4350 South Monaco Street, Denver, Colorado 80237. Invesco Global Assets is a registered Investment Adviser under the Investment Advisers Act of 1940 and is an affiliate of Invesco and a subsidiary of Amvescap. Invesco Institutional, Invesco Assets Management and Invesco Global Assets are collectively referred to as the "Sub-Adviser Defendants."

(g) Defendant AIM Management Group, Inc. ("AMG"), a Delaware corporation, is an indirect wholly owned subsidiary of Amvescap. Its headquarters are at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

(h) Defendant AIM Advisers, Inc. ("AIM"), a Delaware corporation, is a direct, wholly owned subsidiary of AMG. AIM was the investment adviser to all trusts and related portfolio funds of the AIM family of mutual funds throughout the time frame relevant to this complaint. As of November 25, 2003, AIM replaced IFG, as the investment adviser to all trusts and the related portfolio funds of the Invesco family of mutual funds, with the exception of the Invesco Variable Investment Funds, Inc. ("IVIF"). AIM replaced IFG, as the adviser for IVIF in April 2004. Its headquarters are at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. IFG and AIM are sometimes referred to as the "Adviser Defendants."

(i) Defendant AIM Investment Services, Inc. ("AIM Services"), a Delaware corporation, is a wholly owned subsidiary of AIM, which is, in turn, wholly-owned by Amvescap. AIM Services acted as the transfer agent, registrar, and dividend disbursing agent for the AIM Funds during the time frame relevant to this complaint. Beginning October 1, 2003, AIM Services performed the functions of transfer agent, dividend disbursing agent, and registrar services for the Invesco family of mutual funds. AIM Services is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046. Defendant AIM Advisers, Inc. ("AIM"), a Delaware corporation, is a direct, wholly owned subsidiary of AMG. Through AMG, AIM is an indirect, wholly owned subsidiary of Amvescap. AIM was the investment adviser to all trusts and related portfolio funds of the AIM family of mutual funds throughout the time frame relevant to this complaint. As of November 25, 2003, AIM replaced IFG, as the investment adviser to all trusts and the related portfolio funds of the Invesco family of mutual funds, with the exception of the Invesco Variable Investment Funds, Inc. ("IVIF"). AIM replaced IFG, as the adviser for IVIF in April 2004. Its headquarters are at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. IFG and AIM, and together the Sub-Adviser Defendants, are sometimes referred to as the "Adviser Defendants."

(j) Defendant AIM Distributors, Inc. ("ADI") is a Delaware corporation wholly owned by investment adviser AIM, which, in turn, is wholly owned by Amvescap. ADI acted as distributor for AIM Mutual Funds throughout the time frame relevant to this complaint and for the Invesco Mutual Funds beginning July 1, 2003 until present.

(k) Defendant Fund Management Company ("FMC"), a Texas corporation wholly owned by AIM, is a registered broker-dealer that acts as distributor for the institutional money market funds represented by AIM Services and is the distributor of AIM Institutional Funds through financial intermediaries. IDI, IDA and FMC are sometimes referred to as the "Distributor Defendants."

(l) The Adviser Defendants, the Sub-Adviser Defendants, AIM Services and the Distributor Defendants are sometimes referred to as the "Fund Defendants.")

Invesco Officer Defendants

(m) Defendant Mark H. Williamson ("Williamson"), a resident of Atlanta, Georgia, was President, Chief Executive Officer, and Chairman of the Board of the Funds at all times relevant to this complaint. On the Board, Williamson was a member of the Executive, Valuation, and Retirement Plan Committees. Williamson also served as Chief Executive Officer of Amvescap's Managed Products Division, Chief Executive Officer of IFG, Chief Executive Officer of IDI and Chairman of the Board of IFG and IDI at all times relevant to this complaint.

(n) Defendant Raymond R. Cunningham ("Cunningham"), a resident of Houston, Texas, was Vice President and a Director of the Funds at all times relevant to this complaint. Cunningham was also President and Chief Operating Officer of IFG and President of IDI at all times relevant to this complaint. In addition, Cunningham served as a director of IFG and IDI at all times relevant to this complaint.

(o) Defendant Timothy Miller ("Miller"), employed in Denver, Colorado, was, at all relevant times, IFG's Senior Portfolio Manager and Chief Investment Officer, and was required to sign off on all timing arrangements.

(p) Defendant Thomas Kolbe ("Kolbe"), a resident of Englewood, Colorado, was, at all relevant times, IFG's Senior Vice President, National Sales, and issued policies that applied to market timers, such as Canary.

(q) Defendant Michael Legoski ("Legoski"), a resident of Conifer, Colorado, was an Assistant Vice-President of IFG and the head of IFG's "timing desk" from 2000-2003. Legoski was responsible for monitoring the "Special Situations" at IFG.

(r) Defendant Michael Brugman ("Brugman"), was Vice-President of IFG and an IFG wholesaler for the Northeast Region. Brugman used his position at IFG to provide market timing capacity in the Invesco Funds to timers, in return for providing the market timing capacity, Brugman received substantial consultant fees from the market timers.

<u>Invesco Director Defendants</u>

(s) Defendant Fred A. Deering ("Deering"), a resident of Denver, Colorado, was Vice Chairman of the Board of Directors and served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. Deering served as a member of the Executive, Audit, Valuation, Legal, Insurance, and Nominating Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Deering received $116,000 for his service on the Board.

(t) Defendant Victor L. Andrews, Ph.D. ("Andrews"), a resident of Savannah, Georgia, served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. Andrews served as a member of the Investments and Management Liaison, Derivatives, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Andrews received $99,700 for his service on the Board.

(u) Defendant Bob R. Baker ("Baker"), a resident of Castle Rock, Colorado, is 67 years of age and has served as a Director since at least 1997. Baker served as a member of the Executive, Valuation, Investments and Management Liaison, Brokerage, Nominating, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Baker received $102,700 for his service on the Board.

(v) Defendant Lawrence H. Budner ("Budner"), a resident of Dallas, Texas, served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. Baker served as a member of the Audit, Brokerage, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Budner received $98,700 for his service on the Board.

(w) Defendant James T. Bunch ("Bunch"), a resident of Denver, Colorado, is 61 years of age and has served as a Director since 2000. Bunch served as a member of the Investments and Management Liaison, Brokerage, and Nominating Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Bunch received $92,350 for his service on the Board.

(x) Defendant Gerald J. Lewis ("Lewis"), a resident of San Diego, California, is 70 years of age and has served as a Director since 2000. Lewis served as a member of the Audit, Derivatives, and Legal Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Lewis received $95,350 for his service on the Board.

(y) Defendant John W. McIntyre ("McIntyre"), a resident of Atlanta, Georgia, served as a Director from at least 1997 until 2002 and, it is believed, reached the age of mandatory retirement during calendar year 2003. McIntyre served as a member of the

Executive, Audit, Valuation, Brokerage, and Legal Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, McIntyre received $117,050 for his service on the Board.

(z) Defendant Larry Soll, Ph.D. ("Soll"), a resident of Boulder, Colorado, is 61 years of age and has served as a Director since 1997. Soll served as a member of the Investments and Management Liaison, Derivatives, Nominating, Compensation, and Retirement Plan Committees at all times relevant to this complaint. During the fiscal year ended August 31, 2002, Soll received $111,900 for his service on the Board.

AIM Director Defendants

(aa) Defendant Frank S. Bayley ("Bayley"), a resident of San Francisco, California, is 65 years of age and has been a Director of AIM trusts since 2001, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Bayley served on the Audit, Investments, and Director Nomination and Compensation Committees, and during the fiscal year ended October 31, 2003, he received $159,000 for his services as director and director.

(bb) Defendant Bruce L. Crockett ("Crockett"), a resident of Oxon Hill, Maryland, is 60 years of age and has been a Trustee of AIM trusts since 1993, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period Crockett served as Chair on the Director Nomination and Compensation Committee, and also served on the Audit and Investments Committees. During the fiscal year ended ended October 31, 2003, he received $160,000 for his services as trustee and director.

(cc) Defendant Albert R. Dowden ("Dowden"), a resident of Steamboat Springs, Colorado, is 63 years of age and has been a Trustee of AIM trusts since 2000, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Dowden served on the Audit and Investment Committees, as Vice-Chair and Chair, respectively, and also served on the Director Nomination and Compensation Committee. During the fiscal year ended October 31, 2003, Dowden received $159,000 for his services as a trustee and director for AIM funds.

(dd) Defendant Edward K. Dunn, Jr. ("Dunn"), a resident of Baltimore, Maryland, is 69 years of age and has been a Trustee of AIM trusts since 1998 and, prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Dunn served as chair on the Audit and Director Nomination and Compensation Committees and also served on the Investment and Valuation Committees, as well as the Market Timing Committee that was set up in 2003 and never met during that fiscal year. During the fiscal year ended October 31, 2003, he received $160,000 for his services as trustee and director.

(ee) Defendant Jack M. Fields ("Fields"), a resident of Humble, Texas, is 52 years of age and has been a Trustee of AIM trusts since 1997, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Fields served on the Audit, Investments and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, he received $159,000 for his services as trustee and director

(ff) Defendant Carl Frischiling ("Frischiling"), a resident of New York, New York, is 67 years of age and has been a Trustee of AIM trusts since 1988, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Frischiling served on the Audit, Investments, and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, he received $160,000 for his services as trustee and director.

(gg) Defendant Prema Mathai-Davis ("Mathai-Davis"), a resident of New York, New York, is 54 years of age and has been a Trustee of AIM trusts since 1998, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Mathai-Davis served on the Audit, Investments and Directors Nomination and Compensation Committees, during the fiscal year ended October 31, 2003, Dr. Mathai-Davis received $160,000 for service as trustee and director.

(hh) Defendant Lewis F. Pennock ("Pennock"), a resident of Houston, Texas is 64 years of age and has been a trustee of AIM trusts since 1988, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Pennock served on the Valuation Committees as Chair, and also served on the Audit, Investments, and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, Pennock received $160,000 for service as trustee and director.

(ii) Defendant Ruth H. Quigley ("Quigley"), a resident of Visalia, California, is 69 years of age and has been a Trustee of AIM trusts since 2001, and, prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Quigley served on the Valuation Committee as vice chair, and also served on the Audit, Investments, and Director Nomination and Compensation

Committees. During the fiscal year ended October 31, 2003, she received $160,000 for her services as trustee and director.

(jj) Defendant Louis S. Sklar ("Sklar"), a resident of Houston, Texas, is 65 years of age and has been a Trustee of AIM trusts since 1989, and prior to the reorganization, also served on boards of directors of those AIM funds organized as corporations. At various times during the relevant period, Sklar served on the as chair on the Investments Committee, and also served on the Audit and Director Nomination and Compensation Committees. During the fiscal year ended October 31, 2003, he received $160,000 for his services as trustee and director.

(kk) Defendant Owen Daly II ("Daly"), a resident of Pawley, North Carolina, is 79 years of age and was a trustee and director of AIM trusts until he retired in December 2001. During the relevant period, he was vice chair of the Valuation Committee, and also served on the Audit, Investments and Director Nomination and Compensation Committees. In 2001, he received $111,500 in compensation for his services as trustee and director.

(ll) In addition, Defendant Mark H. Williamson became a trustee in early 2003. He is an interested person of the Funds because he is an officer and director of the adviser to, and a director of the principal underwriter of, the Funds.

Fund Family Structure

22. In November 2003, Amvesco, the indirect parent of IFG and AIM, merged the Invesco and AIM Funds. Prior to the consolidation, the investment companies that offered the Invesco Funds were Maryland corporations, and each had the same 12-member Board of Directors. Prior to the consolidation, AIM was comprised of nine Delaware trusts, which offered mutual funds as "series" of the trusts, and ten Maryland corporations. Each of the corporations had the same 12 Directors and each of the trusts had the same 12 Trustees, and the AIM

Directors and Trustees were the same individuals. Currently, there are 19 open-end investment companies, all of which are Delaware Trusts, under the Invesco and AIM brand names, with combined assets of over $148 million. The 19 Trusts offer 40 different "series" of mutual funds. The Trusts all share the same 12 Trustees. Except as appropriate, for ease of reference, the Directors of the pre-consolidation Invesco funds, and the Directors and Trustees of the pre-consolidation AIM, will be collectively referred to as the "Directors" or the "Director Defendants").

23. The Fund Directors are charged with the responsibility for overseeing the management of the corporations and trusts that comprise the Funds. The Directors have ultimate responsibility for all major decisions concerning the Funds, including choosing the investment advisers, and evaluating, negotiating and approving all of the advisory, management, marketing, distribution and other agreements for the Funds.

24. The Directors are appointed by the other members of the Board of Directors, either in response to or in anticipation of a vacancy on the Board, and served indefinite terms. The shareholders have the power to vote to elect or remove Directors only in the event that a meeting of shareholders is called for that express purpose.

25. At all times relevant to this complaint, there were ten standing committees of the Invesco Board of Directors, including an Audit Committee; the Investments and Management Liaison Committee, which met quarterly with "various management personnel of INVESCO in order to facilitate better understanding of management and operations of the Company ... in furtherance of the board of Directors' overall duty of supervision;" and the Derivatives Committee, which reviewed derivative investments made by the Funds.

26. The Directors hold legal title to the assets of the Funds and are responsible for protecting the interests of the Funds, for general oversight of each of the Funds' businesses, and for assuring that the Funds are managed in the best interest of shareholders. The Directors retained IFG and AIM, respectively, to make investment decisions, advise and manage the Funds, and serve as the Funds' Investment Advisers.

27. During all relevant periods, the Adviser Defendants were parties to Investment Advisory Agreements or Sub-Advisory Agreements (collectively, "Advisory Agreements") to manage and advise the Invesco and AIM Funds, as appropriate. The Advisory Agreements are subject to yearly renewal after the original two year term, which must be approved by a majority of the independent Directors of the Funds.

28. The Distributor Defendants are broker-dealers registered with the SEC and are members of the National Association of Securities Dealers, Inc. ("NASD"). The Distribution Agreements are subject to yearly renewal after the original two year term, which must be approved by a majority of the independent Directors of the Funds.

29. Each of the Invesco/AIM Defendants, including the Director, Adviser, Distributor and Officer Defendants, owed to the Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and, under the Investment Company Act, owed the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, the duty not to place their own financial interests above those of the Funds and their shareholders, and the duty of full and candid disclosure of all material facts thereto.

30. Each of the Invesco/AIM Defendants, including the Director, Adviser, Distributor and Officer Defendants, owed to the Funds and their shareholders the fiduciary duty not to

engage in deceptive contrivances or schemes, acts or transactions or courses of business that operate as a fraud on the Funds and their shareholders. The acts of the Invesco/AIM Defendants alleged in the Complaint is conduct that constitutes willful misfeasance, bad faith, gross negligence or reckless disregard to their duties to the Funds.

31. Additional defendants are as follows:

(a) Defendant Aurum Securities Corp. ("Aurum"), a California corporation, is a registered investment adviser and broker-dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

(b) Defendant Aurum Capital Management Corp. ("Aurum Capital"), a California corporation, is a registered investment advisory firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(c) Defendant Golden Gate Financial Group, LLC ("Golden Gate"), a Delaware limited liability company, is a registered investment adviser and broker-dealer founded in May 2002. It is located at 900 North Point, Suite D-405, San Francisco, California. Its principals have been providing investment management services to high net worth individuals and institutions since 1991. Two of the principals formerly were executives of Aurum and Aurum Capital. Because Aurum, Aurum Capital and Golden Gate are affiliated and collectively participated in the late trading and timing scheme alleged here, they collectively will be referred to as the "Aurum Defendants." Golden Gate was an active participant in the unlawful scheme alleged herein.

(d) Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North

Carolina.[2] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

(e) Defendant Banc of America Securities LLC ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(f) Defendant Bank of America, N.A. ("BOA N.A.") is a wholly-owned subsidiary of defendant BOA headquartered at 100 N. Tryon Street, Charlotte, North Carolina.

(g) Defendant Bear Stearns & Co. Inc. ("Bear Sterns") is a global investment bank and securities trading and brokerage firm, which knowingly participated in Canary's timing. It is incorporated in Delaware, with its principal Worldwide Headquarters at 383 Madison Avenue, New York, NY 10179. During the relevant period, it acted as clearing broker for Brean Murray and Kaplan and made late trades possible through its acceptance of trades between 4:30 and 5:30.

[2] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

(h) Canary Capital Partners, LLC ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Canary Capital Partners, Ltd. ("CCP Ltd.") is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(i) Edward J. Stern ("Stern") is a resident of New York County, New York and at all relevant times was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was at all relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at all relevant times up to 2001 an employee of Canary.

(j) Canary, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(k) Defendant Canadian Imperial Bank of Commerce ("CIBC") is a bank and provider of financial services, incorporated in Canada, with its principal place of business 199 Bay Street, Toronto, ON, N5L 1A2, Canada. CIBC World Markets Corp., a Delaware corporation, is the investment arm of CIBC, with its principal place of business at 161 Bay Street, BCE Place, Toronto, ON, M5J 258, Canada.

(l) Defendant Circle Trust Company ("Circle Trust") is an investment management company chartered by the state of Connecticut, with its principal offices at Metro Center, One Station Place, Suite 30, Stamford, Connecticut, 06908. Circle Trust cleared timing transactions in Invesco funds.

(m) Defendant Ryan Goldberg ("Goldberg") is a registered broker-dealer who was employed by Brean Murray, Inc. Goldberg introduced timers, including Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Goldberg further engaged in the market timing scheme by arranging for the execution of timing trades on behalf of Canary and other timers. In addition, Goldberg sold "under the radar" timing to various brokers and hedge funds involved in market timing.

(n) Defendant Michael Grady ("Grady") is a registered broker-dealer who was employed by Brean Murray, Inc. Grady introduced timers, including Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Grady further engaged in the market timing scheme by arranging for the execution of timing trades on behalf of Canary and other timers. In addition, Grady sold "under the radar" timing to various brokers and hedge funds involved in market timing.

(o) Defendant Kaplan & Co. Securities, Inc. ("Kaplan"), a Florida corporation, is a registered investment adviser and broker-dealer headquartered at 150 East Palmetto Park Road, Suite 150, Boca Raton, Florida, 33432. Among other things, Kaplan is a retailer of mutual funds and variable life insurance or annuities. Kaplan introduced timers, including Canary, to various mutual fund complexes, including the Funds, for the purpose of establishing market timing arrangements, including those that permitted Canary's market timing activity in the Funds. Kaplan further engaged in the market timing scheme by executing timed trades on behalf of Canary and other timers. In addition, Kaplan sold "under the radar" timing to various brokers and hedge funds involved in market timing. In addition, Kaplan offered, through its various clearers, late trading capacity both for negotiated and "under the radar" timing.

(p) Defendant JP Morgan Chase & Co., a Delaware corporation, is a provider of global financial services including investment banking, securities and other financial services, with its principal place of business at 270 Park Avenue, New York, New York. JP Morgan Chase Bank, Inc., a Delaware corporation, is a wholly owned subsidiary of JP Morgan Chase & Co., which provides investment banking services. JP Morgan Securities, Inc., a Delaware corporation, is a subsidiary of JP Morgan Chase & Co., which provides investment banking and brokerage services. All of these entities are referred to as "JP Morgan."

(q) Oppenheimer & Co, Inc. ("Oppenheimer"), a New York corporation with its principal offices at 125 Broad Street, New York, New York, is a broker-dealer offering a full range of brokerage services. Oppenheimer is a wholly owned subsidiary of Oppenheimer Holdings Inc., Canadian corporation headquartered at 20 Eglinton Avenue West, Suite 1110, Toronto, Ontario, M4R 1K8 Canada.

(r) Pritchard Capital Partners LLC ("Pritchard"), a Louisiana limited liability company, is a registered investment adviser and broker-dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful scheme alleged herein.

(s) Defendant Tija Management is a brokerage firm specializing in the private placement of securities. During the relevant time period, Tija Management was known as The Wall Street Discount Corporation ("WSD"). Tija Management maintains its principal place of business at 100 Wall St. New York, NY, 10005.

(t) Defendant Trautman Wasserman & Company, Inc. ("Trautman"), a Delaware corporation, is a registered investment adviser and broker-dealer headquartered at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

32. The Nominal defendants are the Invesco Funds and the AIM Funds and all trusts and corporations that comprise the Invesco Funds and AIM Funds that were managed by IFG and AIM. The Invesco Funds and the AIM Funds were merged as of November 25, 2003.

IV. STATEMENT OF FACTS

A. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company

Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and creating new funds in the fund family.

37. Whether the Funds are comprised of corporations or trusts, or, as is the case with the AIM Funds, both, the Fund Directors typically are the same individuals and have the same responsibilities, the only difference between Trustees being the form of entity they serve. Directors have ultimate responsibility for the Funds.

38. Each of the Invesco and AIM Funds was created and sponsored by its adviser (IFG and AIM, respectively), and each is managed under the supervision of twelve Directors. The same set of Directors have supervised all the Invesco and AIM Funds, respectively, at all times relevant hereto, and their meetings for the Invesco and AIM Funds, respectively, occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same Directors, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de facto* entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Invesco family of funds, and on behalf of the entire AIM family of funds, which were

merged after the period of wrongdoing alleged in this complaint, as well as on behalf of the particular funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the Directors or Trustees retain ultimate responsibility for the fund. The adviser will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee based on the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) <u>NAV Pricing</u>

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) Market Timing Transactions

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV

based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the

bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) **Late Trading**

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[3] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late

[3] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary – in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. Eastern Time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often

intermediaries process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and

portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) **Mutual Fund "Short Selling" Strategy**

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[4] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

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[4] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

(6) Market Timing Is Easy to Detect and Has Been Well-Known Since 1997

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority

to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[5]

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[5] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House* (continued...)

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing – *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the person proposing a special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

(...continued)
Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of

investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not

prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early 2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client

Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Sihpol III ("Sihpol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Sihpol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Sihpol[6] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> *"Manual" Late Trading at BAS*
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for

6 Sihpol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.

Late Trading Through BAS' Electronic System

17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.

19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.

20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.

21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of ***third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation*** in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and ***other mutual funds through Bank of America***." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, ***it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again***.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to

Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, ***BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families.***

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2 billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

110. Defendant BAS, by providing the box to the Aurum Defendants, Trautman and Pritchard, facilitated their late trading and timing in the Invesco and AIM Funds, as follows:

Fund Name	**Number of Shares Purchased and Sold**	**Dollar Value of Purchases**	**Dollar Value of Sales**
INVESCO Technology Fund-Inv	11,368,067	288,195,973	291,594,538
INVESCO Dynamics Fun-Inv.	25,409,035	379,352,755	381,298,852
INVESCO Telecomm. Inv.	640,530	22,622,152	23,001,711
INVESCO Growth Inv	930,964	3,690,911	3,773,740
INVESCO Growth & Inc. Inv.	66,433	1,126,691	1,087,098
INVESCO Small Co. Gr. Inv.	15,819,212	159,587,953	159,507,324
TOTAL:	54,234,241	$854,576,435	$860,263,263

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Euroland Growth A	20,967,673	212,450,297	214,576,231
AIM Int'l Equity A	20,786,564	294,184,927	295,783,447
AIM Global Agg Growth A	12,100,233	160,876,704	161,898,678
AIM Global Growth C	995,767	11,500,000	11,936,399
AIM Asian Growth A	499,677	4,228,135	4,286,193
AIM European Develop A	476,325	8,538,479	8,583,577
AIM Global Growth A	1,506,285	24,108,964	24,143,323
EZ Comm Trade Tech	644,963	5,020,701	5,043,455
AIM Developing Mkts A	53,829	376,200	385,230
AIM Cap Development A	293,994	4,910,929	4,918,605
AIM European Small Co A	148,094	1,204,003	1,207,700
AIM Tax-Free Interm	25,022	285,000	288,654
AIM Capital US High Yield	29,267	249,358	250,566
AIM Capital Europe Develop A	32,625	246,316	246,642
AIM AIM Blue Chip A	14	200	194
AIM Constellation A	8	200	193
AIM Ltd Mat Treas Ret	7,558	79,633	79,858
AIM Capital Global Gth Fd-A	1,255,241	11,338,090	11,334,279
AIM Mid Cap Equity A	78,405	1,952,651	1,941,259
AIM Aggressive	243,593	2,494,425	2,482,633

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Growth A			
AIM Value A	82,987	989,201	973,450
AIM Intermediate Govt A	7,769,482	71,286,197	71,245,780
AIM Income A	3,182,298	21,345,733	21,299,784
AIM Japan Growth Fund A	878,647	6,609,621	6,429,459
TOTAL:	72,037,550	$844,275,964	$849,335,315

111. Defendant BAS, by providing the box to Canary, facilitated Canary's late trading and timing in the Invesco and AIM Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Dynamics Fund-Inv.	352,409,426	4,023,571,806	4,039,709,009
INVESCO Telecomm Inv.	57,726,744	562,581,487	567,446,332
INVESCO Core Equity Inv	25,979,266	257,802,413	260,558,697
INVESCO Technology Fund-Inv	5,969,694	114,139,066	116,052,595
INVESCO Financials Svc Inv	1,580,558	35,519,774	35,889,178
INVESCO Health Sci Inv	39,749,873	1,596,948,461	1,597,266,585
TOTAL:	483,415,560	$6,590,563,007	$6,616,922,396

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	572,920	8,279,705	8,337,875
AIM European Develop A	142,375	2,397,866	2,430,320
AIM Global Aggr Growth A	431,682	5,603,024	5,625,664
AIM Euroland Growth A	26,000	268,582	280,022
AIM Intermediate Govt A	180,847	1,665,911	1,641,660
AIM Income A	694,531	4,663,846	4,634,885
TOTAL:	2,048,356	$22,878,934	$22,950,426

<u>Canary</u>

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, including the Invesco Funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Sihpol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary executed a total of $6,763,856,389 in late trading and timing trades in the Funds through its own BAS box and a BAS box provided to Trautman.

Aurum

114. As set forth above, the Aurum Defendants, Trautman and Pritchard were brokers/timers that had agreements with BAS that enabled them to late trade and time mutual funds through the BAS "box." These defendants late traded and timed mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

115. The Aurum Defendants, which had the box since about late 1999 or early 2000, late traded and timed the Invesco and AIM Funds, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Dynamics Fund-Inv.	13,360,248	233,878,449	235,200,336
INVESCO Technology Fund-Inv	2,997,595	110,818,118	111,950,573
INVESCO Telecomm Inv	640,530	22,622,152	23,001,711
INVESCO Small Co Gr Inv	1,033,254	19,956,634	20,062,529
INVESCO Growth Inv	930,964	3,690,911	3,773,740
INVESCO Growth & Inc Inv	66,433	392,092,955	395,075,986
TOTAL:	19,029,024	$392,092,955	$395,075,986

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Cap Development A	283,994	4,910,929	4,918,605
AIM Blue Chip A	14	200	194
AIM Constellation A	8	200	193
AIM Mid Cap Equity A	78,405	1,952,651	1,941,259
AIM Value A	82,987	989,201	973,450
AIM Aggressive Growth A	185,672	1,979,320	1,962,068
TOTAL:	631,078	$9,832,501	$9,795,769

116. The Aurum Defendants late traded and timed the Invesco Funds on their own account, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Small Co Gr Inv	3,423	49,103	59,263
INVESCO Technology Fund-Inv	441	29,200	37,011
INVESCO Dynamics Fund-Inv	4	100	102
INVESCO Growth Inv	1,216	9,100	8,939
TOTAL:	5,084	$87,503	$105,314

Trautman

117. Trautman, which had the box since about early 2001, late traded and timed the Invesco and AIM Funds as follows:

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Technology Fund Inv	8,370,472	177,377,855	179,643,966
TOTAL:	8,370,472	$177,377,855	$179,643,966

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Euroland Growth A	20,967,673	212,450,297	214,576,231
AIM Intl Equity A	13,201,996	197,259,234	198,447,600
AIM Global Aggr Growth A	12,100,233	160,876,704	161,898,678
AIM Global Growth C	995,767	11,500,000	11,936,399
AIM European Develop A	337,924	6,339,293	6,381,014
AIM Global Growth A	1,495,705	23,979,670	24,012,548
AIM Capital Global Gth Fd-A	532,427	4,953,061	4,977,757
EZ-Comm Trade Technologies	383,777	2,959,482	2,980,257
AIM Aggressive Growth A	57,921	515,105	520,566
AIM Income A	2,635,967	17,814,117	17,760,941
AIM Intermediate Govt A	5,975,483	54,621,860	54,560,374
AIM Japan Growth Fund-A	878,647	6,609,621	6,429,459
TOTAL:	59,563,519	$699,878,444	$704,481,822

118. Trautman also late traded and timed the AIM Funds on behalf of Canary, as follows:

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	7,230,067	103,115,195	104,128,021
Aim Euroland Growth A	1,830,915	18,442,957	18,870,092
AIM Intermediate Gov A	109,060	975,000	984,625
TOTAL:	9,170,042	$122,533,152	$123,983,567

119. Trautman late traded and timed the Invesco and AIM Funds on its own account, as follows:

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Technology Fund-Inv	720,536	17,636,101	17,651,769
TOTAL:	720,536	$17,636,101	$17,651,769

Fund Name	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	1	10	10
AIM Intermediate Govt A	0	1	1
AIM Global Aggr Growth A	0	2	2
TOTAL:	1	$14	$13

Pritchard

120. Pritchard, which had the box since about early 2003, late traded and timed the Invesco and AIM Funds, as follows:

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
INVESCO Dynamics Fund-Inv	12,048,787	145,474,306	146,098,516
INVESCO Small Co Gr. Inv.	14,785,958	139,631,319	139,444,795
TOTAL:	26,834,745	$285,105,625	$285,543,311

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
AIM Intl Equity A	7,584,568	96,925,693	97,335,846
AIM Asian Growth A	488,677	4,228,135	4,286,193
AIM Intermediate Govt A	1,793,999	16,664,337	16,685,406
AIM Developing Mkts A	53,829	376,200	385,230
AIM Income A	546,331	3,531,616	3,538,843
AIM European Small Co A	148,094	1,204,003	1,207,700
AIM Tax-Free Interm	25,022	285,000	288,654
AIM European Develop A	138,401	2,199,186	2,202,563
EZ-Comm Trade Technologies	261,186	2,061,219	2,063,197

AIM Global Growth A	10,581	129,294	130,775
AIM Capital US High Yield-A	29,267	249,358	250,566
AIM Capital Europe Develop-A	32,625	246,316	246,642
AIM Ltd Mat Treas Ret	7,558	79,633	79,585
AIM Capital Global Gth Fd-A	722,815	6,385,029	6,356.522
TOTAL:	11,842,953	$134,656,019	$135,057,724

121. The late trading and timing orders that were processed through the box consisted of both "under the radar" late trading and timing, and late trading and timing arranged between the Aurum Defendants, Trautman, and Pritchard, or their intermediaries, on the one hand, and mutual fund advisers, on the other hand. Upon information and belief, these defendants, or their intermediaries, received wrap fees for providing under the radar or negotiated late trading/timing capacity in mutual funds.

122. Even where late trading and timing was "under the radar," mutual fund advisers knew that funds were being timed by the sheer volume of asset turnover in the funds. One advantage to the brokers and timers that late traded and/or timed "under the radar" – as the Aurum Defendants, Trautman and Pritchard sometimes did – was that they avoided paying wrap fees to the mutual fund families. Where there was a negotiated timing arrangement with a mutual fund family, the defendants often shared wrap fees they received with the mutual fund family advisers.

[¶¶123-250 ARE INTENTIONALLY LEFT BLANK]

(8) **Impact of Market Timing**

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including Trustee or Director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to

invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as Director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. Timing at Invesco and AIM

(1) Background of Timing at Invesco

264. Timing at Invesco was extremely institutionalized IFG had a "timing desk" headed by defendant Legoski; a hierarchy for soliciting, negotiating and approving timing arrangements that went up to IFG's CEO, defendant Cunningham; and a well-oiled system for increasing fees collected from the Invesco Funds. IFG and the Individual Defendants entered into direct agreements not only with market timers, but with brokers and other intermediaries, such as registered investment advisers ("RIA's"), who could bring other market timers in to the

Funds for the specific purpose of timing the Funds, in the process, reaping huge profits which caused dollar-for-dollar losses to the Invesco Funds.

265. For example, Canary had its single largest single trade at IFG and its timing assets in the Funds rose to $300 million at the peak of its timing. Another timer had even more timing assets – $1 billion – in the Funds.

266. IFG had a special policy it formulated that applied only to market timers, which it referred to as the "Special Situations" policy. In an October 8, 2001 memorandum, defendant Legoski set forth IFG's timing policy:

> I have requested that we only work with Adviser [sic] who can bring us substantial assets and also follow our limitations.
>
> ***Minimum dollar amount is $25 million.***
>
> Invest only in those IFG funds we clear for them and then at a ***maximum dollar amount.***
>
> ***When out of the market the money must stay in our Money Market or one of our bond funds.*** (Emphasis added.)

267. None of the timers that had the benefit of the Special Situations policy had written agreements with IFG, because IFG and the Individual Defendants wanted to make sure that the timing in the Invesco Funds, and the Special Situations policy itself, remained secret. The policy stated that "[n]o written document identifying the agreement will be developed. All aspects of the agreement will be reviewed on the phone."

268. In order to be considered for IFG's market timing program, a prospective timer was required to complete an application that, among other things, required the timer to disclose whether it had timing relationships with other mutual fund families, its method of timing, and a summary of the timing it intended to carry out at IFG.

269. IFG approved the applications of many of the timers, especially if they were large hedge funds that could move huge amount of funds in and out of the Invesco Funds, which commensurately increased the fees that IFG would receive from the Funds. Many of these timers were brought to IFG by broker-dealers and other intermediaries who received "wrap fees" from the timers, in addition to 12b-1 fees from Invesco Funds, which the Officer Defendants knew was an economic incentive that guaranteed IFG new timing money in the Funds. In January of 2003, Legoski wrote in a memorandum that IFG had 33 broker-dealers who had been "brought on board in the last 1.5 years." He also boasted that there were 40 registered investment advisers "who in some cases have been with the firm for over 10 years." One broker-dealer, defendant Brean Murray, had about $56 million in timing assets in the Funds. As of January 2003, IFG had total timing assets of $628 million. In the summer of 2002, the amount of timing assets at IFG was even higher – nearly $1 billion.

270. In his January 2003 memorandum, Legoski also reviewed the particular Invesco Funds that were most frequently timed but noted that "***you will find timing in every one of our funds to some extent. Except those with redemption fees where the fee has not been waived.***" (Emphasis added.) Of course, redemption fees were regularly waived for the timers who were part of the Special Situations program.

271. In a March 11, 2003 memorandum, defendants Kolbe, and Legoski set forth IFG's Special Situations policy about "sticky assets":

> ***Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded***
>
> ***This money will follow prospectus guidelines***
>
> It can be traded a maximum of 4 times a year per prospectus

* * * *

> All Special Situations must use [Invesco] money Market Funds
> when out of the market (Emphasis added.)

272. IFG's policy of prohibiting "active trading" and enforcing the prospectus exchange rule in funds that hold sticky assets makes clear that IFG and the Officer Defendants knew that timing harmed the Funds.

273. In a June 2, 2003 memorandum to defendants Cunningham and Kolbe, Legoski indicated that timing activity in some Invesco Funds should be reduced. Legoski listed 28 RIA's who violated the Invesco prospectus by exceeding four exchanges per year, without permission, and noted that one of them had made ***82 round trips in a single year in the Small Company Growth Fund.*** Legoski stated that RIA's should be limited to "10 sells per fund or less for a 12 month period of time," which, of course, also exceeded four exchanges per year permitted in the prospectus.

274. IFG continued to solicit timers and allowed them to time the Funds, all the while increasing IFG's coffers and lining the Individual Defendants' pockets, until the NYAG's investigation began in July 2003.

(2) <u>The Regulatory Complaints</u>

275. After an investigation that began in July 2003 and exploded in the first scandal in the mutual fund industry with the filing of the NYAG's complaint against Canary in September 2003, on December 2, 2003, the NYAG filed a complaint against IFG and Cunningham charging them with fraud, and seeking to permanently enjoin them from offering mutual funds to the public.

276. On December 2, 2003, the SEC filed a complaint (the "SEC Complaint") against IFG and Cunningham, which included much of the same allegations as the NYAG Complaint. The SEC charged IFG and Cunningham with breaching their fiduciary duties to the Funds and

with securities fraud, and sought permanent injunctions against IFG and Cunningham, disgorgement of ill-gotten gains, and civil penalties.

277. On December 2, 2003, the Colorado Attorney General also filed a complaint against IFG in connection with the market timing it knowingly solicited and permitted to be carried out in the Invesco Funds.

(3) <u>The Market Timing Deal With Canary</u>

278. As set forth in the SEC Complaint, throughout the period of Canary's timing, IFG and the Officer Defendants permitted Canary to time the Funds with impunity, and caused great harm to the Funds:

> Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled ***$10.4 billion,*** more than twice the overall size of the fund. When all timing activity in Dynamics fund's C shares (the shares most favored by timers like Canary) was aggregated by Lummanick, he arrived at an annual turnover rate of more than ***6000%*** (six thousand percent) for 2002.
>
> * * * *
>
> This type of trading was extremely profitable for Invesco's approved timers. For example, Canary timed the Invesco Dynamics fund as it declined, pursuing a hedged trading strategy that allowed it to benefit from the fund's losses. During the two-year period it realized profits (including the effect of hedging transactions but excluding certain costs) of approximately $50 million, a return of approximately 110%. During this same period buy-and-hold investors in the Dynamics fund ***lost*** 34%. (Emphasis in original.)

279. The more money Canary invested in the Invesco funds, the more money IFG made. The NYAG concluded that IFG "promoted arrangements that permitted market timing by favored institutional clients in return for infusions of assets that generated management fees."

280. IFG specifically granted Canary permission to time the Invesco Funds and, in exchange, Canary agreed to park money in IFG money market and hedge funds which assured a steady flow of fees to IFG. Notably, the sticky assets "invested" by Canary and other market-timers and late-traders were invariably parked in funds where market-timing and late-trading was strictly forbidden.

281. Throughout the period of Canary's timing, IFG regularly provided Canary with detailed breakdowns of the portfolios of the target funds. This enhanced Canary's timing ability by providing them additional information as to when it was most advantageous to exit a short term mutual fund position. Furthermore, the reports allowed Canary to short sell the stocks that the portfolios contained, to front-run the mutual funds' own active stock investment sales, and to hedge its short term positions with the Invesco Funds.

282. Canary's relationship with IFG started in spring 2001, when Stern first met defendant Brugman, IFG's wholesaler for the Northeast region. After several meetings, Stern and Brugman had agreed on the terms of the timing arrangement with Invesco. In late summer 2001, Canary began timing Invesco Funds. By fall of 2001, Canary had about $70 to $80 million in timing assets in the Invesco Funds, which Stern was actively using to time the Funds.

283. In about spring 2002, Canary significantly increased its timing in Invesco, both in terms of frequency and volume. At that time, Canary had over $100 million in timing assets in the Invesco Funds. The frequency of the timing had so increased that Canary employees would receive calls from Brugman relaying information from IFG to slow down the timing, and to not time at month-end, when IFG would be closing its books for the month.

284. At about the same time, defendant Legoski became actively and personally involved in Canary's timing. He contacted Canary and asked for daily e-mails relating to

Canary's timing activity. Legoski wanted IFG to have a coordinated approach to dealing with Canary's timing, including regular communications among Stern, Brugman and the portfolio managers. Legoski wanted to formalize IFG's timing relationship with Canary, and treat is as "one big account."

285. In the fall of 2002, Canary began to lose capacity in some of the better Invesco funds, such as the sector funds. Stern had a conference call with Bill Kiethler, the portfolio manager of an Invesco technology fund, with assets of $300 million, in which Canary had $15 million in timing assets. Kiethler was unhappy about the timing and suspected late trading.

286. In early winter 2002/2003, Stern asked Brugman to set up a meeting with senior executives at IFG to make sure that IFG was not averse to Canary's continued timing of the Invesco Funds. Stern met with Cunningham and Anthony Robbins, Vice President of Sales at IFG, in New York. Cunningham expressed appreciation for Canary's timing business and told Stern that Brugman had won an award for being the wholesaler of the year at IFG. At the meeting, it was decided that Robbins would be in charge of Canary's timing going forward.

287. In or around the beginning of 2003, Brugman set up a conference call with Stern and Ira Cohen ("Cohen") of AIM to explore Canary's timing the AIM Funds. Cohen told Stern that he had spoken with IFG executives who told him that Canary was the "ideal timer." Cohen also told Stern that, while timing Invesco Funds was inconsistent with the Invesco prospectuses, AIM faced no such problem, and offered Stern timing capacity in the AIM Funds of 10 round trips per year. At around this time, Canary had $300 million in timing assets in the Invesco Funds and decided not to take the timing capacity in the AIM Funds.

288. In about late January 2003, Brugman telephoned Stern and told him that Canary should stop timing for about a week, because IFG was in the process of reviewing all timing

activity. Subsequently, defendant Kolbe, head of sales at IFG, telephoned Stern and told him to be patient with Invesco, and that while Canary would lose some timing capacity, IFG would not put a stop to Canary's timing in the Invesco Funds. Canary's timing capacity was gradually reduced from $300 million to $80 million.

(4) **The Invesco Funds Prospectus**

289. The Invesco Funds prospectus provides:

> ***You may*** make ***up to four exchanges out of each Fund per twelve-month period***, but you may be subject to a redemption fee (Investor Class only) described below.
>
> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund. Notice of all such modification or termination that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940. (Emphasis added)

290. IFG's Special Situations customers timed the Funds up to 82 times per year. IFG and the Individual Defendants knew this, and knew timing harmed the Funds. IFG and the Individual Defendants could not have concluded that "modifying" the Prospectus's exchange policy for the Special Situations timers "was in the best interests" of the Funds.

(5) **The Advisers Knew of the Harm Caused by the Market Timing**

291. In a June 26, 2002 e-mail to Cunningham, an IFG employee detailed the market timing that was going on at Invesco, and flatly stated that this activity not only was inconsistent with the Fund prospectuses, but caused great harm to the Invesco Funds:

> ***During the month of June, the Dynamics fund has experienced significant shareholder inflows and outflows that appear to be caused by market timing activity.*** The daily shareholder activity amounts have ranged from $76 million to $113 million to $198 million to a high of $260 million. There is a clear trend that the money flows in either in one or two days then is out either the next

> day or within two days. ***This pattern is disruptive to the portfolio management of the fund and has caused overdrafts as well as additional purchases and sales of securities.*** The amounts of the daily activity have clearly been increasing to a material percentage of the fund's assets (the high so far this month was 5.25% TNA on 6/19/02).
>
> * * * *
>
> ***This type of activity is not in the best interests of the other fund shareholders.*** (Emphasis added.)

292. The Dynamics Fund was one of the Invesco Funds that was regularly timed by Canary.

293. A January 15, 2003 memo from Jim Lummanick, IFG's Chief Compliance Officer, to Cunningham entitled "Market-Timing Disclosure In Prospectuses of the INVESCO Mutual Funds," provides, in pertinent part:

> ***Activity of market timers in many of the INVESCO Mutual Funds is at high levels.*** Whether the level of such activity is acceptable is a business decision that has legal and compliance impacts. ***Regardless of the levels of market timing permitted, INVESCO probably should amend its present prospectus disclosure.***
>
> * * * *
>
> ***INVESCO is becoming known as a timer-friendly complex. Although this may not be our intent, we are recognized as such on websites, such as SAAFTI's, designed for market timers. INVESCO appears, at least to the outside world, to have made a de facto business decision to permit (or at least not discourage) market timing*** unless it materially interferes with the ability of a portfolio manager to manage investments. It could be argued that INVESCO effectively has waived the four round trip limitations contained in its prospectuses for many accounts. ***Those at IFG who deal with market timers estimate that between $700 million and $1 billion of the assets in the INVESCO Mutual Funds at any given time are attributable to market timers*** .... (Emphasis added).

294. The memo makes clear that the Adviser Defendants were not only aware that high levels of market timing was occurring at Invesco, but that they ***knew*** that timing harmed the Funds.

295. Lummanick also outlined the deleterious impact of market timing on portfolio managers' ability to effectively manage the Funds:

> ***By causing frequent inflows and outflows, market-timing investors impact the investment style of a Fund.*** For example, a portfolio manager may need to buy or sell securities or hold cash at times that are contrary to his or her views of the best strategy in the current market, or may even invest in securities that provide extreme liquidity at the expense of performance. ***In short, market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies.*** (Emphasis added.)

(6) IFG's Failure to Inform the Trustees of the Market Timing in the Funds

296. Despite knowing of the harm caused by market timing, IFG never notified the Directors that they were permitting selected investors to time the Invesco Funds. They did not tell the Directors of the Special Situation policy. IFG never disclosed to the Directors that they had a conflict of interest resulting from the increased management fees they received as a result of having approved timers in the Funds. IFG never disclosed to the Directors that they routinely did not enforce the exchange limitation in the prospectuses. Cunningham, a director of the Funds, attended board meetings, but never disclosed the truth to the board.

(7) Timing In The AIM Funds

297. AIM has been exposed as having had at least 10 arrangements with select investors that allowed them to trade rapidly or market time AIM funds. Moreover, there is some

indication that AIM struck the arrangements on its own, separate from Invesco's own efforts to woo market timers. AIM also sought the Special Situation clients as a source of increasing management fee revenues, and similarly kept secret their existence, acts constituting willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

(8) <u>Regulatory Settlements</u>

298. On August 30, 2004, defendant Kolbe entered into a settlement agreement with the SEC, pursuant to which, among other things, he was barred from acting as an investment adviser and agreed to pay a civil penalty of $150,000. On the same day, the SEC also settled with Miller and Legoski, barring each from the securities industry for at least a year and ordering them to pay $150,000 and $40,000, respectively.

299. On September 8, 2004, the SEC and the NYAG announced a $450 million joint settlement in principle with IFG and AIM in connection with the market timing that occurred in the Invesco and AIM Funds, respectively. The monetary settlement was for $450 million, and IFG and AIM agreed to reduce fees charged to investors by $75 million over the next five years. IFG reached a separate settlement with the Colorado AG for $1.5 million to cover attorneys' fees and investor education.

300. The next day, on September 9, 2004, the SEC and NYAG announced that they reached a tentative settlement with defendant Cunningham that required him to pay a $500,000 penalty and to be banned from the securities industry for two years. Cunningham also agreed to be banned for five years from serving as an officer or director in the securities industry.

(9) Fees Collected From the Invesco and AIM Funds

301. While allowing market timers and late traders to fleece the Funds, the Adviser and Distributor Defendants, and their affiliates, earned outrageous fees from the Funds.

302. Most of the advisory fees received by the Adviser Defendants accrue daily and are based on the annual rate of each portfolio fund's average net assets. In addition to investment advisory fees, the Advisers receive substantial transfer fees calculated on an annual per shareholder account basis, or, for certain omnibus accounts, on a per participant per year basis. While some of these fees were paid to third parties or affiliates, some of the omnibus account-related fees were retained by IFG or AIM. As of October 1, 2003, AIM Fund Services, Inc. replaced IFG as the transfer agents; both transfer agencies are Amvescap companies.

303. In addition to advisory and transfer fees, Advisers receives fees for administrative, accounting, and clerical services pursuant to an Administrative Services Agreement that provides for an annual fee of $10,000.00 per fund portfolio, plus an additional amount calculated at an annual rate of 0.045% of average net assets.

304. The Distributor Defendants also receive distribution fees from the Funds. The distribution fees are paid pursuant to Rule 12b-1 for compensation related to marketing, advertising, promotional, and sales expenditures incurred by the distributor and are calculated as a percentage of the average annual net assets with the fees allocated by classes of stock and a portfolio fund status as open or closed.

305. The Adviser Defendants and the Distributor Defendants, and their affiliates, received approximately the following fees per year (for the last complete fiscal year for which there is available data). On the basis of this data, the table below also estimates the approximate fees received by these Defendants over a period of six years:

Type of Fee	INVESCO Most Recent Complete Fiscal Year	AIM Most Recent Complete Fiscal Year
Advisory	$86,793,100	$343,295,910
Administrative	$6,975,505	$9,604,844
Custodian	$2,590,454	$7,968,536
12b-1	$37,150,850	$288,546,719
Transfer Agent	$73,216,150	$174,254,915
Director Compensation	$1,026,336	$1,219,282
Professional Fees	$1,140,244	$220,847
Registration and Filing	$945,451	$295,763
Shareholder Reports	$2,890,141	$0
Printing and Postage	$751,712	$46,145
Other Expenses	$5,988,415	$23,490,889
Total Fees	**$219,468,358**	**$848,943,850**

(10) Breach of the Advisory and Other Contracts

306. Prior to their consolidation in November 2003, both the Invesco Funds and the AIM Funds had a common form Investment Management Agreement or Advisory Agreement with IFG and AIM respectively, pursuant to which IFG and AIM each served as Adviser, to the Invesco Funds and the AIM Funds. The Advisory Agreements had substantially similar terms. Each of these Advisory Agreements is for an initial term of two years and is renewable annually through a majority vote of the "disinterested" members of the Board of Directors.

307. IFG entered in to an Advisory Agreement dated February 28, 1997 with the Invesco Funds. The Advisory Agreement provides for the Invesco Funds to pay IFG up to 60 basis points of the net assets under management, calculated on a daily basis and paid monthly, in return for its investment advisory services. AIM entered into a substantially similar Advisory Agreement with the AIM Funds.

308. Each of the form Advisory Agreements requires the Adviser to fulfill its advisory functions in full compliance with state and federal law, corporate governance documents, and

Fund policies and procedures with all reasonable effort and diligence. By way of example, the form IFG Advisory Agreement for Invesco Funds provides:

> Avoidance of Inconsistent Positions and Compliance with Laws. In connection with purchases or sales of securities for the investment portfolio of the Fund's four Portfolios, neither the Adviser nor its officers or employees, will act as a principal or agent for any party other than the Fund's four Portfolios or receive any commissions. The Adviser will comply with all applicable laws in acting hereunder including, without limitation, the 1940 Act; the Investment Advisers Act of 1940, as amended; and all rules and regulations duly promulgated under the foregoing.

309. Similarly the form AIM Advisers for the AIM Funds provides:

> Compliance with Applicable Requirements. In carrying out its obligations under this Agreement, the Adviser shall at all times conform to:
>
> (a) all applicable provisions of the 1940 Act and the Advisers Act and any rules and regulations adopted thereunder;
>
> (b) the provisions of the registration statement of the Company, as the same may be amended from time to time under the Securities Act of 1933 and the 1940 Act;
>
> (c) the provisions of the Charter, as the same may be amended from time to time;
>
> (d) the provisions of the by-laws of the Company, as the same may be amended from time to time; and
>
> (e) any other applicable provisions of the state, federal or foreign law.

310. Each of the form Advisory Agreements also requires the Adviser to act in accordance with the stated policies in the Prospectuses. By way of example, the form IFG Advisory Agreement for Invesco funds provides:

> The Adviser agrees to perform, or arrange for the performance of, the following specific services for the Fund:
>
> To maintain a continuous investment program for the Fund's four Portfolios, consistent with (i) the Portfolios' investment policies as set forth in the Fund's Articles of Incorporation, Bylaws, and

> Registration Statement, as from time to time amended, under the Investment Company Act of 1940, as amended (the "1940 Act"), and in any prospectus and/or statement of additional information of the Fund or any Portfolio of the Fund, as from time to time amended and in use under the Securities Act of 1933, as amended, and (ii) the Fund's status as a regulated investment company under the Internal Revenue Code of 1986, as amended.

311. Prior to their consolidation in November, 2003, both the Invesco Funds and the AIM Funds also entered into a common form Distribution Agreement respectively with The Distributor Defendants. The Distribution Agreements have substantially similar terms. Each of these Distribution Agreements is for an initial term of two year and is renewable annually through a majority vote of a majority of the "disinterested" members of the Board of Directors.

312. The Distributor Defendants contracted to market and sell shares in the Invesco Funds and to do so in accordance with the requirements of Rule 12b-1 of the ICA.

313. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the fund company and its shareholders. IDI and ADI breached their contractual obligations set forth in the Distribution Agreement when they permitted the Funds to be timed, which harmed the Funds.

(11) <u>Allegations Against The Additional Defendants</u>

a) <u>BOA N.A.'s Financing of Canary's Timing in Invesco Funds</u>

314. Defendant BOA N.A., as part of the package of late-trading and timing services BOA and BAS agreed to provide to Canary, financed Canary's late trading and market timing in the Funds. BOA also provided financing for Canary's "swap" transactions, which were arranged through BOA's "swaps desk."

315. Canary created a limited liability company, "Cockatiel," which had four subsidiaries, and opened accounts at BOA under their names to effectuate the timing and short selling transactions funded by BOA.

316. On July 26, 2001, BOA and Canary executed a "Credit Agreement," which gave Canary a revolving credit facility of $70 million. The amount of timing financing available from BOA increased over time. Canary used this financing to time a number of mutual funds, including the Invesco and AIM Funds.

317. BOA charged Canary LIBOR + 150 basis points for providing 2:1 leverage on straight late trading and timing transactions. Swap transactions required higher leverage, sometimes as high as 6:1. With swap transactions, BOA generally was the account holder, with a security interest in the assets of the account, which, until the closing of the swap transaction, would consist of Canary's mutual fund shares. BOA would lend Canary funds and, at the appropriate time, Canary would use the funds to execute the swap transaction, and deposit the proceeds in BOA's account. Canary would pay BOA a set commission for the necessary purchases and sales, and BOA would return to Canary the profit on the transaction minus a 2% fee for providing the financing.

318. Canary's timing assets in the Funds were used as collateral for the BOA financings. The proposed loan facility of June 13, 2002 notes that "[r]epresentatives from BAS and Nationsfunds have confirmed that our [BOA] collateral can be liquidated in one day. Since the loan's inception, full positions in various mutual fund investments have been liquidated in one day ***with the largest being*** *$28MM in the Alliance Mid-Cap Growth Fund and* ***$24MM in the Invesco Cash Reserves Fund.***"

319. BOA's financing of Canary's wrongful late trading and timing not only dramatically increased Canary's ability to late trade and time the Funds, and thereby caused greater harm to the Funds, but resulted in handsome profits for BOA for its known wrongful conduct. Bank of America charged Canary a fee for these services and activities, which Canary paid.

b) Ryan Goldberg and Michael Grady

320. In the summer of 2001, Goldberg and Grady, both of whom were employed at Brean Murray, offered timing capacity in the Invesco Funds to various market timers, including Canary. In addition, Goldberg and Grady offered late trading capability through Brean Murray's clearers, including Security Trust Company and Bear Stearns.

321. In the summer of 2001, Goldberg and Grady opened accounts for Canary at Brean Murray for the express purpose of market timing and late trading the Invesco Funds.

322. Goldberg and Grady charged Canary a wrap fee of 130 basis points for arranging this negotiated timing capacity, which Canary paid.

c) Bear Stearns

323. During the relevant period, Bear Stearns served as the clearing broker for Brean Murray and Kaplan with respect to the timing being done in Canary accounts in Invesco Funds, and made such timing possible by processing after hours trades.

324. On August 15, 2001, Noah Lerner sent e-mails to other Canary personnel setting forth changes to procedures for trading Invesco funds, which included the instruction that Brean Murray must receive such requests by 5:10, because they needed to "***get them into Bear Sterns by 5:30***" in order to execute the late trades. (Emphasis added.)

325. Bear Stearns charged a fee for providing these clearing services, which Canary paid.

d) CIBC

326. During the relevant period, CIBC lent money to timers, including to Canary, to finance timing trades, including by executing swap transactions, and provided a clearing platform to execute timing trades, in a number of mutual funds, including the Funds.

327. CIBC's financing and clearing activities increased timers' ability to time the Funds, which gave rise to additional harm to in the Funds.

328. Upon information and belief, CIBC charged fees for the services it provided to facilitate timing.

e) Circle Trust

329. Circle Trust provided clearing services for timers, including Canary, and Canary used these services for clearing timing transactions in Invesco.

330. For example, on July 19, 2001 Andrew Goodwin of Canary sent an email to Sam Whittle and Wade Fox of Circle Trust, listing funds to be set up on its clearing platform, which included 17 funds for omnibus trading, including Invesco Funds.

331. On information and belief, Circle Trust charged Canary a fee for providing these services, which Canary paid.

f) Kaplan & Co. Securities

332. Beginning no later than early 2001, Kaplan repeatedly offered negotiated timing capacity in Invesco and AIM funds to Canary. Kaplan also offered late trading capability in Invesco Funds to Canary. Canary accepted such timing capacity and late trading access from Kaplan, and often timed through them. Kaplan cleared its trades through, among others, the Bear Stearns clearing platform.

333. On February 1, 2001, Laurence Liebowitz ("Liebowitz") of Kaplan e-mailed to Lerner a list of funds that were available for timing, which included the AIM Constellation Fund,

the AIM Aggressive Growth Fund, the Invesco Dynamics Fund, and the Invesco Small Company Growth Fund.

334. Kaplan charged a wrap fee of 1.25% for providing this negotiated timing capacity in Invesco, which Canary paid. Kaplan also charged a fee for late trading services, which Canary also paid.

g) Oppenheimer & Co.

335. During the relevant period, Oppenheimer provided a clearing platform to execute timing trades, in a number of mutual funds, including the Funds.

336. Oppenheimer's clearing activities increased timers' ability to time the Funds, which gave rise to additional harm to in the Funds.

337. Upon information and belief, Oppenheimer charged fees for the services it provided to facilitate timing.

h) Wall Street Discount

338. WSD was the first broker to offer capacity in Invesco to Canary. Some, if not all, of the capacity offered by WSD was negotiated capacity timing.

339. In early 2001, Justin Morcom, a WSD broker, offered $25 to 50 million of timing capacity in Invesco funds to Canary. On April 28, 2001, Justin Morcom e-mailed to Noah Lerner a list of available timing capacity in Invesco:

> Invesco Balanced – (MABX)-5mill
> Invesco Dynamics – (FIDYX)-35mill
> Inveseco Equity Income – (FIIX) – 12mill
> Invesco Financial Services – (FSFSX) – 6mill
> Invesco Health Science – (FHLSX) – 15mill
> Invesco Technology Fund – (FTCHX)- 30mill
> Invesco Telecommunications – (ISWCS)-15mill

340. Canary accepted some, if not most, of the negotiated timing capacity offered by WSD, for which it paid wrap fees of 2.5 to 5 bps to WSD.

341. WSD charged wrap fees of 2.5% to 5% to Canary for providing timing capacity, which Canary paid.

[¶¶ 342 THROUGH 500 ARE INTENTIONALLY LEFT BLANK]

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Directors of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties, because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Directors are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Directors effectively serve at the pleasure of the Adviser Defendants. Additionally, the respective Directors of the Invesco Funds and the AIM Funds serve on the boards of virtually all of the funds in those fund families and are paid for this service with substantial Directors' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser Defendants when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Directors have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Directors' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors and Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled "*Mutual Funds Fight the 'Market Timers,'*" the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Directors of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading.

(g) Even though the Directors have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Directors either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Directors and Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Directors have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Directors either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Directors' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Directors done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Directors failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Directors' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Directors' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Directors have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Directors so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Directors ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Directors are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Directors have failed for a lengthy time period to take action to recover for the Funds the damages they have suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Directors' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Directors' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Directors from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Directors who served on the Audit Committee of the Funds, since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

[¶¶ 503 - 600 ARE INTENTIONALLY LEFT BLANK]

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The Fund Defendants)

601. Plaintiff incorporates by reference paragraphs 1 through 500 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. The Funds are registered investment companies within the meaning of the ICA.

603. The Adviser Defendants are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. AIM Services, the Sub-Adviser and Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature

paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Directors' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the Directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Directors by use of false or misleading information, or by failing to disclose information material to the Directors' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect

and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent Directors.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Defendants' decision regarding fees and/or other compensation under advisory and/or other agreements, including in particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the Directors of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholder may bring a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT
(Against Amvescap, Williamson, Cunnningham, the Director, Adviser and Distributor Defendants)

618. Plaintiff incorporates by reference all paragraphs 1 through 500 above, except for paragraphs 501 through 600 relating to demand, as if set forth herein.

619. The Funds are registered investment companies.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Distributor Defendants act as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

622. The Director Defendants are Directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Defendants Amvescap, Williamson and Cunningham, by virtue of their ownership, position and responsibilities for managing and directing the activities of the Adviser and the Distributor Defendants, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Distributor Defendants, and the Director Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the Directors to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the Directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. Plaintiffs believe after a reasonable opportunity to conduct discovery, the evidence will show that the Adviser Defendants and the Distributor Defendants did not make full

and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the Directors of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. Plaintiffs believe after a reasonable opportunity to conduct discovery, the evidence will show that the Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants, the Distributor Defendants, and the Director Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange

for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (Against the Fund Defendants)

633. Plaintiff incorporates by reference all paragraphs 1 through 500 and paragraphs 501 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Sub-Adviser, the Distributor, AIM Services and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser, Sub-Adviser and the Distributor Defendants)

637. Plaintiff incorporates by reference paragraphs 1 through 500 and paragraphs 501 and 600 above as if set forth herein.

638. The Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants are investment advisers within the meaning of the IAA.

639. The Funds are clients of the Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants, the Sub-Adviser Defendants and the Distributor Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late

trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment advisory agreements between the Adviser Defendants, the Sub-Adviser Defendants or the Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against Amvescap, Williamson, Cunningham and The Director Defendants)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. Amvescap, Williamson, Cunningham and the Director Defendants, (the "Control Person Defendants"), directly or indirectly, caused the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY
(Against the Adviser, the Sub-Adviser, the Distributor and the Director Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Sub-Adviser Defendants, the Distributor Defendants, and the Director Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or

payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against the Adviser, Sub-Adviser and the Distributor Defendants)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. The Funds and the Adviser Defendants have entered into Advisory Contracts which are renewed annually.

657. The Funds have fully performed their obligations under the Advisory Agreement.

658. The Advisory Agreements required and require the Adviser Defendants to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

659. The Advisory Agreements required and require the Adviser Defendants to comply with the rules and regulations of the Trusts and the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

660. Plaintiffs believe after a reasonable opportunity for further investigation and discovery, the evidence will show that the Sub-Advisory Agreements likewise required the Sub-Advisers to comply with the requirements of the ICA and all rules and regulations of the SEC promulgated thereunder.

661. Plaintiffs believe after a reasonable opportunity for further investigation and discovery, the evidence will show will show that the Sub-Advisory Agreements likewise required the Sub-Advisers to comply with the rules and regulations of the Funds, as set forth in the Prospectuses, the SAIs, and otherwise.

662. The Funds and the Distributor Defendants have entered into Distribution Agreements which are renewed annually

663. The Funds have fully performed their obligations under the Distribution Agreements.

664. Rule 12b-1, which authorizes mutual funds to use their assets to pay for marketing and distribution expenses, restricts the implementation of such plans to those which benefit the Funds.

665. The Distributor Defendants breached the Distribution Agreements by permitting market timing in the Funds, which does not benefit the Funds.

666. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Adviser, Sub-Adviser, and Distributor Defendants are liable.

COUNT VIII

BREACH OF CONTRACT
(Against Certain Additional Defendants)

667. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

668. Upon information and belief, throughout the relevant period, BAS and the Adviser Defendants were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

669. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

670. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

671. Upon information and belief, under the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendants agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

672. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

673. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and

timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule.

674. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

675. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (Against The Additional Defendants)

676. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

677. The Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

678. The Additional Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

679. The Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

680. The Additional Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

681. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

682. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

683. Defendants received a benefit in the profits they earned as a result of their unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

684. Justice and equity require that the Defendants not be allowed to retain those profits.

685. Justice and equity require that Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT
(Against The Additional Defendants)

686. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

687. The Adviser Defendants and the Funds are parties to the Investment Advisory Agreement.

688. The Adviser Defendants breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

689. The Additional Defendants knew of the existence of the Investment Advisory Agreement between the Adviser Defendants and the Funds, and knew its terms.

690. The Additional Defendants knowingly and intentionally induced the Adviser Defendants to breach that contract and interfered with the Advisers' present and future performance of the Investment Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Investment Advisory Agreement.

691. The Additional Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Investment Advisory Agreements and cause such breaches of the Investment Advisory Contract and did in fact cause breaches of such contract.

692. The conduct of the Additional Defendants was improper and without justification or privilege.

693. As a direct and proximate result of Additional Defendants wrongful conduct, the Additional Defendants are jointly and severally liable to the Funds for harm to the Funds and are liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

694. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

695. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

696. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

697. The Director Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

698. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

699. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Directors of the Funds named in this Complaint and replacing them with independent Directors;

B. Removing the Adviser Defendants, the Sub-Adviser and the Distributor Defendants;

C. Rescinding the management and other contracts for the Funds with the Adviser, the Sub-Adviser, the Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: June 9, 2006

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP

Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

LILLEY & GARCIA LLP

Charles W. Lilley
Moses Garcia
1600 Stout Street
Suite 1100
Denver, Colorado 80202
(303) 293-9800

Fund Derivative Plaintiffs' Steering Committee

FARUQI & FARUQI LLP

Nadeem Faruqi
Shane Rowley
David H. Leventhal
320 East 39th Street
New York, NY 10016
(212) 983 - 9330

Fund Derivative Plaintiffs' Counsel

Exhibit A

New Plaintiffs
Felicia Bernstein, as custodian for Danielle Brooke Bernstein
Edward Casey
Tina Casey
Silvana G. Della Camera
Simon Denenberg
Cynthia Essenmacher
Joshua Guttman
Berty Kreisler
John E. Morrissey
Harry Schipper
Gerson Smith
Amy Sugin

New Defendants
Invesco Distributors, Inc.
Invesco Institutional (N.A.), Inc.
Invesco Assets Management Limited
Invesco Global Assets Management (N.A.)
AIM Management Group, Inc.
AIM Investment Services, Inc.
AIM Distributors, Inc.
Fund Management Company
Mark H. Williamson
Raymond R. Cunningham
Timothy Miller
Thomas Kolbe
Michael Legoski
Michael Brugman
Fred A. Deering
Victor L. Andrews, Ph.D.
Bob R. Baker
Lawrence H. Budner
James T. Bunch
Gerald J. Lewis
John W. McIntyre
Larry Soll, Ph.D.

New Defendants (cont'd)
Frank S. Bayley
Bruce L. Crockett
Albert R. Downden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
Owen Daly II
Aurum Securities Corp.
Aurum Capital Management Corp.
Golden Gate Financial Group, LLC
Bank of America Corp.
Banc of America Securities LLC
Bank of America, N.A.
Bear Stearns & Co. Inc.
Edward J. Stern
Canadian Imperial Bank of Commerce
Circle Trust Company
Ryan Goldberg
Michael Grady
Kaplan & Co. Securities, Inc.
JP Morgan Chase & Co.
Oppenheimer & Co., Inc.
Pritchard Capital Partners, LLC
Tija Management
Trautman Wasserman & Company, Inc.

Dropped Plaintiffs
None

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG and T. ROWE PRICE	:	**Case No. 04-md-15864-FPS (Hon. J. Frederick Motz)**
This Document Relates To	:	
INVESCO FUNDS SUB-TRACK		
Karlin v. Amvescap PLC, *et al.*		**No. 04-819**

MEMORANDUM IN SUPPORT OF THE FUND DERIVATIVE PLAINTIFFS' MOTION FOR LEAVE TO AMEND THE CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

I. INTRODUCTION

The Fund Derivative Plaintiffs respectfully submit this memorandum of law in support of their motion, pursuant to Rule 15(a) of the Federal Rules of Civil Procedure, to amend the Consolidated Amended Fund Derivative Complaint (the "Complaint") to correct an inadvertent drafting error concerning the claims asserted against AIM Investment Services, Inc. ("AIM Services"), which is already a defendant in this action, and to remove the names of three individual defendants[1] who have been dismissed from these cases pursuant to a tolling agreement. (D.I. 500). Counsel for AIM Services and the other Fund Family Defendants[2] have reviewed the proposed amendments and do not oppose this motion.

[1] These defendants are Ronald L. Grooms, William J. Galvin, Jr. and Robert H. Graham.

[2] In addition to AIM Services, the "Fund Family Defendants" includes: Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.) Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group; AIM Advisors, Inc.; AIM Distributors; Fund Management Company; Mark H.

II. STATEMENT OF FACTS AND RELEVANT PROCEDURAL HISTORY

On September 30, 2004, the Fund Derivative Plaintiffs filed the Complaint, which alleges various claims arising from market timing and late trading in the Invesco and AIM family of mutual funds, including claims under Sections 36(b) and 47(b) of the Investment Company Act of 1940 ("ICA"). 15 U.S.C. §§ 80a-35(b); 46(b). On March 7, 2005, the Fund Family Defendants, specifically including AIM Services, filed motions to dismiss the Complaint.[3] On November 3, 2005, this Court issued a Memorandum Opinion in which it held that Fund Derivative Plaintiffs had asserted a cognizable claim under Section 36(b) of the ICA and dismissed all other claims asserted.[4] (D.I. 614).

As directed by the Court, on December 16, 2005, Fund Derivative Plaintiffs submitted a Proposed Order seeking to implement the Court's rulings in the November 3, 2005 Memorandum Opinion. (D.I. 638). Paragraph 2 of the Proposed Order provided that the Section 36(b) claim was upheld (for pleading purposes) against all of the Fund Family Defendants against whom such a claim had been asserted, including AIM Services.

AIM Services is a wholly owned subsidiary of AIM Advisers, Inc. ("AIM"), the investment adviser to the AIM family of mutual funds and, after November 25, 2003, the Invesco family of mutual funds. (D.I. 210 (Complaint) at ¶ 21(i)). AIM Services was the transfer agent,

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Williamson; Raymond R. Cunningham; Timothy Miller; Thomas Kolbe; Michael Legoski; Michael Brugman.

[3] The Fund Family Defendants joined the Omnibus Memorandum Of Law In Support of the Fund Defendants' Motion To Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints (D.I. 429, at 52) and also filed a Supplemental Memorandum Of Invesco Defendants In Further Support of Motion To Dismiss Consolidated Amended Fund Derivative Complaint. (D.I. 474, at 12).

[4] Subsequently, the Court entered an order denying without prejudice defendants' motion to dismiss the Fund Derivative Plaintiffs' claims under Section 48(a) of the ICA. (D.I. 1901). By letter dated May 31, 2006, the Court dismissed those claims, ruling that a Section 48(a) claim based on an underlying violation of Section 36(b) may not be maintained when the Section 48(a) defendant is not alleged to have received excessive compensation. (D.I. 731).

registrar, and dividend disbursing agent for the AIM funds during the time frame relevant to the Complaint, and later became the transfer agent, dividend disbursing agent, and registrar for the Invesco family of mutual funds. *Id.*

By letter dated January 3, 2006, the Fund Family Defendants objected to the inclusion of AIM Services in paragraph 2 of the Proposed Order on the grounds that AIM Services was not specifically named in the Section 36(b) count.[5] (D.I. 642). On January 9, 2006, Fund Derivative Plaintiffs responded to that letter, stating that AIM Services was a proper Section 36(b) defendant and noting, among other things, that AIM Services, like the other Fund Family Defendants, had moved to dismiss the Section 36(b) claim. (D.I. 648).

In the Complaint, the heading of Count I, the Section 36(b) count, states that the claim is brought against the "Adviser, Sub-Adviser and Distributor Defendants." This is also the case with Count III, the Section 47(b) count. Due to an inadvertent drafting error, AIM Services was not captured as part of these defined terms or otherwise identified by name in Counts I and III. However, Count I does allege Section 36(b) claims against the "Adviser Defendants and their affiliates" (Complaint at ¶¶ 609, 612, 613), and AIM Services is identified as an affiliate of AIM, one of the Adviser defendants listed under the heading "Invesco/AIM Defendants." Complaint at ¶ 21(i). Moreover, the Complaint is replete with allegations concerning the improper receipt of fees by the Advisers and their affiliates, specifically including custodian, transfer agent, registration and filing fees such as those collected by AIM Services. (*Id.* at ¶ 305; *see also id.* at

[5] The Fund Family Defendants did not take the same position with respect to the Section 47(a) claim, which was dismissed. For claims that are dismissed, the Proposed Order provides that the "motion [to dismiss] is granted as to the remaining federal and state claims, and those claims are dismissed without leave to amend." (D.I. 1901). Thus, there is no issue as to including AIM Services name in connection with the Section 47(b) claim.

¶¶ 38-40; 81-82; 254; 256; 301-303). Count III seeks to void contracts between or among the Adviser entities and their affiliates for the collection of such fees. (*Id.*, ¶¶ 633-636).

On, March 1, 2006, this Court issued a Paperless Order adopting the Fund Family Defendants' Proposed Order (D.I. 665), which, in paragraph 2, does not include AIM Services as a Section 36(b) defendant. *See supra* at 3. (D.I. 676).[6]

The Fund Derivative Plaintiffs now seek to amend the Complaint by: (1) adding a new paragraph that creates a new defined term, the "Fund Defendants," which, in addition to the Adviser, Sub-Adviser and Distributor Defendants, specifically includes AIM Services (*see* "redline" of the proposed Second Consolidated Amended Fund Derivative Complaint filed concurrently herewith as Exhibit A at ¶ 21(l)); (2) changing the headings of Count I (Section 36(b)) and III (Section 47(b)) by replacing the phrase "Against the Adviser, Sub-Adviser and Distributor Defendants" with "Against the Fund Defendants" (*id.*, at ¶¶ 601-17; 633-36); and (3) at the request of the Fund Family Defendants, dropping as named defendants, Ronald L. Grooms, William J. Galvin, Jr., and Robert H. Graham, with whom the Fund Derivative Plaintiffs have entered into tolling agreements. *See id.*, at 16.

III. ARGUMENT

A. Leave To Amend Should Be Granted

The Fund Derivative Plaintiffs respectfully submit that they should be granted leave to amend Rule 15(a) of the Federal Rules of Civil Procedure. Under Rule 15(a), leave to amend "shall be freely given when justice so requires." Fed. R. Civ. P. 15(a). As the Supreme Court held in *Foman v. Davis*, 371 U.S. 178 (1962):

> Rule 15(a) declares that leave to amend "shall be freely given when justice so requires;" this mandate is to be heeded. If the

[6] On April 10, 2006, the Court entered a written Order embodying its rulings. (D.I. 1901).

> underlying facts or circumstances relied upon by a plaintiff may be a proper subject of relief, he ought to be afforded an opportunity to test his claim on the merits. In the absence of any apparent or declared reason – such as undue delay, bad faith or dilatory motive on the part of the movant, repeated failure to cure deficiencies by amendments previously allowed, undue prejudice to the opposing party by virtue of allowance of the amendment, futility of amendment, etc. – the leave sought should, as the rules require, be "freely given."

371 U.S. at 182 (internal citations omitted).

Indeed, the Fourth Circuit has held that leave to amend "'should be denied *only when* the amendment would be prejudicial to the opposing party, there has been bad faith on the part of the moving party, or the amendment would be futile.'" *Franks v. Ross*, 313 F.3d 184, 193 (4th Cir. 2002) (quoting *Edwards v. City of Goldsboro*, 178 F.3d 231, 242 (4th Cir. 1999) (emphasis in original).

No such concerns are present here. Counsel for AIM Services and the other Fund Family Defendants have consented to this motion, have reviewed the proposed amendments and do not oppose the inclusion of AIM Services in Counts I and III. The reason for the proposed amendments are not substantive: Fund Derivative Plaintiffs seek to correct a drafting error – *i.e.*, the failure to list AIM Services, a named defendant in the Complaint, in the heading and body of Counts I and III; and to delete the names of tolled defendants.

There is clearly no prejudice to AIM Services because it has consented to the relief sought herein. As an affiliate of AIM, and as a recipient of compensation for the services it provided to the AIM and Invesco funds, AIM Services is a proper defendant under Section 36(b) of the ICA. 15 U.S.C. § 80a-35(b).[7] AIM Services, through its counsel, has actively defended

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[7] Section 36(b) provides, in relevant part:

> For the purposes of this subsection, the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with

the Section 36(b) and Section 47(b) claims and has been successful in getting the Section 47(b) dismissed. The Fund Derivative Plaintiffs have no improper motive for seeking to amend, nor will the requested amendments be futile. Indeed, the purpose of the amendment is to clear up any confusion as to the proper identity of the Section 36(b) and Section 47(b) defendants in this Sub-Track.[8]

Finally, the removal of the tolled parties from the pleadings was requested by the Fund Family Defendants.

IV. CONCLUSION

For the reasons stated above, the Fund Derivative Plaintiffs request that this Court grant their motion for leave to amend the Complaint and to accept the Second Consolidated Amended Fund Derivative Complaint ("Second Amended Complaint") as filed in this Court.[9]

Dated: June 9, 2006

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: /s/
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue

> respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, *to such investment adviser or any affiliated person of such investment adviser.*

15 U.S.C. § 80(a)-35(b) (emphasis added).

[8] If the Court grants this motion, Fund Derivative Plaintiffs will request that the Court enter a Corrected Order identifying AIM Services as one of the defendants whose motion to dismiss the Fund Derivative Plaintiffs' Section 36(b) claim has been denied.

[9] The Second Amended Complaint includes the counts that were dismissed by the Court for the sole purpose of having in place a pleading that contains all counts for purposes of potential appeal.

New York, NY 10016
(212) 545-4600

CHIMICLES & TIKELLIS, LLP

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP

Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG and T. ROWE PRICE	:	**Case No. 04-md-15864-FPS (Hon. J. Frederick Motz)**
This Document Relates To	:	
INVESCO FUNDS SUB-TRACK		
Karlin v. Amvescap PLC, *et al.*		**No. 04-819**

[PROPOSED] ORDER

Upon consideration of Fund Derivative Plaintiffs' Motion for Leave to Amend the Consolidated Amended Fund Derivative Complaint in the Invesco Sub-Track and the Memorandum of Law in Support of the Motion,

IT IS HEREBY ORDERED that Fund Derivative Plaintiffs' Motion for Leave to Amend the Consolidated Amended Fund Derivative Complaint in the Invesco Sub-Track is GRANTED.

IT IS FURTHER ORDERED that Fund Derivative Plaintiffs' Second Consolidated Amended Fund Derivative Complaint, attached to the motion as Exhibit B, shall be accepted as filed in this Court.

SO ORDERED

Date: ______________________________

____
J. Frederick Motz
United States District Judge

441102

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

FOUNDED 1888

270 MADISON AVENUE
NEW YORK, NY 10016
212-545-4600
WWW.WHAFH.COM

SYMPHONY TOWERS
750 B STREET - SUITE 2770
SAN DIEGO, CA 92101
619-239-4599

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WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLC
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CHICAGO, IL 60603
312-984-0000

DIRECT DIAL (212) 545-4664
FACSIMILE (212) 545-4653
basar@whafh.com

June 13, 2006

VIA ECF

Honorable J. Frederick Motz
United States District Court
District of Maryland
101 W. Lombard Street
Baltimore, MD 21201

Re: *In re Mutual Funds Investment Litigation,* MDL No. 1586
Invesco Sub-Track, No. 04-md-15864 (JFM)
Karlin v. Amvescap PLC, 04-819 (D.Md)

Dear Judge Motz:

As directed by the Court in its memo to counsel dated May 30, 2006, we attach the Fund Derivative Plaintiffs' Proposed Order implementing the Court's rulings on claims brought under Section 48(a) of the Investment Company Act of 1940 against defendants that did not actually receive the compensation targeted by the Section 36(b) claims. We have conferred with counsel for defendants and they are in agreement with the Proposed Order.

If this Proposed Fund Derivative Order meets with the Court's approval, we respectfully request that it be entered.

Respectfully submitted,
/s/
Demet Basar

442636
Attachment (Proposed Order)
cc: All Counsel of Record (via ECF)

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG, T. ROWE PRICE	:	**Civil No. 04-md-15864 (JFM)**
This Document Relates to: INVESCO SUB-TRACK	:	
Karlin v. Amvescap PLC, et al.	:	04-819 (D.Md.)

[PROPOSED] FUND DERIVATIVE ORDER

For the reasons stated in the letter opinion dated May 30, 2006, it is, this ____ day of _____________, 2006

ORDERED

1. The claim under Section 48(a) of the Investment Company Act is dismissed.

____
J. Frederick Motz
United States District Judge

442344

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	**MDL DOCKET NO. 1586**
IN RE AIM, ARTISAN, INVESCO, STRONG, T. ROWE PRICE	**Civil No. 04-md-15864 (JFM)**
This Document Relates to: INVESCO SUB-TRACK	
Karlin v. Amvescap PLC, et al.	04-819 (D.Md.)

[redacted] FUND DERIVATIVE ORDER

For the reasons stated in the letter opinion dated May 30, 2006, it is, this 14th day of June, 2006

ORDERED

1. The claim under Section 48(a) of the Investment Company Act is dismissed.

/s/
J. Frederick Motz
United States District Judge

442344